21

08002051

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aurora Energy Resources Inc

*CURRENT ADDRESS #1650-1055 West Hastings St.
Vancouver, BC
Canada V6E 2E9

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 3 2008
THOMSON
FINANCIAL

FILE NO. 82- 35180 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/22/08

BEST AVAILABLE COPY

082-33780

aurora
annual report 2006

12-31-06
AR/S

energy to change the world

contents

Our planet is in trouble. Experts warn of catastrophic climate change. And no place signals more alarm than the melting ice cap in the North. Scientists and environmentalists warn that we urgently need to address global warming. And that means reducing the CO_2 emissions that come from burning the fossil fuels that produce 64% of the world's electricity. Uranium is the only way to generate the huge volume of electricity the world needs without adding to atmospheric pollution and global warming.



Today, in over 30 countries, 16% of the world's electricity is generated by uranium. And that saves 2.4 billion tonnes of CO_2 emissions from being dumped into the atmosphere every year, the equivalent of taking more than 300 million cars off

our planet

the road. Imagine the difference if uranium generated all the electricity now produced by burning coal and oil. Uranium is the energy to change our planet.

Every week, the earth's population grows by over one million people. And with it grows the world's appetite for electricity. By 2030, demand will double. We urgently need a solution that is safe, reliable, and free of greenhouse gas emissions. Uranium is the best strategic solution. Electric utilities now depend on uranium to generate 16% of the world's electricity. And 34% of Europe's. But there's a shortage. Current mine production

our o



supplies only 60% of the demand. And despite sky-rocketing prices for uranium, global mine production has actually dropped. Which is why there's an urgent need to discover and produce more uranium. Aurora has one of the world's largest undeveloped uranium deposits. Enough to generate electricity

pportunity

for one million homes. For more than 150 years. It's a big opportunity for Aurora. And for us all.

The Aurora Uranium District in Labrador has one of the largest undeveloped uranium deposits in the world. An asset of national and global significance, with 96 million pounds of code-compliant uranium confirmed to date. And the upside potential for additional pounds is high: in the past two years alone, we increased the resource fivefold. The District has multiple near-surface mineable uranium deposits clustered together in stable bedrock, with no identifiable groundwater or structural



complications. The deposits are suitable for conventional hardrock bulk mining, with low costs and low technical and environmental risks. Located in Canada, the world's largest uranium producer, the District has close proximity to a

our assets

deepwater port, enabling access for electric utility customers around the world. Which is why our assets are good news for the planet. And for us all.

Aurora has expertise and experience in every stage of mine development, from exploration and discovery to metallurgy, engineering, mine construction, production, and sales. We are the only company to discover a new uranium deposit and add significant new pounds of resources in Canada in the past five years. Our owner's team also has extensive mine development experience and technical talent, and a solid track record in project management, mine construction, and mine production around the



world. And our top tier technical contractors on the ground (including SNC-Lavalin, Earth Tech, and SRK) add substantial global experience. Our simple ownership structure, financial strength, and 100% focus on uranium in one District further

our ability

strengthen our ability to bring this resource all the way to production by 2013. At our core is our ability and our passion. And energy to change the world.

Our goal is to be a major world uranium producer by 2013. We believe our aggressive two-track approach to mine development will get us there. To further expand resource size, our $20 million drilling program in 2007 will be one of the largest in the world. To further advance mine development, we're investing over $5 million during 2007 in engineering studies and environmental assessment work. Our preliminary mine engineering study will identify infrastructure requirements, conceptual



engineering, and project costing. Environmental baseline studies, started in 2005, will continue. Canadian regulatory and permitting requirements are being actively addressed. And a full bankable feasibility study is scheduled for completion in 2008.

our plan

We're committed to open and honest consultation with local communities and governments. Our plan has the energy to change the world.

Aurora has a deep respect for the people, the community, and the environment. We are committed to the highest standards for workplace health and safety, and environmental protection. We are committed to leaving a positive economic legacy through employee and community training, and building long-term community-based opportunities. That's why, over the past four years, we have been very deliberate

our co



in supporting local suppliers and creating direct local employment; in fact, almost 50% of our workers in 2006 were people from coastal Labrador. We take pride in being open and honest, informing and listening. And we will always work hard to

mmitment

earn the respect and the trust of the people. As a Newfoundland and Labrador company, we're committed to success. For us all.

We have the energy to shape our future. To help protect our planet from catastrophic climate change. Bring new industry to our Province. Create lasting economic benefits in our communities. And meet the growing global appetite for electricity, an appetite that will double in size by 2030. Increasingly, scientists and environmentalists around the world agree that the clean, safe, and reliable electricity generated by uranium is the energy to change the world. Our asset, one of the planet's largest



undeveloped uranium deposits, will help close the gap between supply and demand. Our company, with a world-class mining team and technical expertise, has the energy and the ability to develop it. Our development plan respects the people and

our future

the environment, and will guide us to becoming a major world uranium producer by 2013. We have the energy to shape our future, and change the world.

our chairman's message

Your Company has had an outstanding first year in 2006.

Aurora is now being recognized as having the necessary assets and talents for entry into the top tier of uranium companies. The Company is blessed with having world-class resources, and talented exploration and development teams, aggressively bringing these resources towards production.

On the world stage, this is very favourable timing: increasing energy demand, strong economic growth, and concern for the environment are converging as major global issues. The world is turning to uranium to meet the growing demand for clean, sustainable, emission-free baseload electricity. Concerns about greenhouse gas emissions from coal and other fossil fuels, as well as petroleum price instability and geopolitics, are evident in the media virtually every day and creating more believers, including among environmentalists. Recent public attitude studies are showing wide public acceptance of uranium to generate electricity, particularly among opinion leaders in the United States and around the world. Today, 16% of the world's electricity is generated by uranium.

We have before us a global sea change with the unprecedented urgency of borderless issues and the renaissance of uranium to generate electricity. In short, the challenges of providing for the world's expanding electricity needs in a reliable and environmentally-sustainable manner are pressing, longer term, and focused on the clean energy of uranium.

This convergence of mega-trends translates into an acute need for large new supplies of uranium over the longer term. We are now seeing the initial stages of this convergence play out with dramatic price increases in the recent past. Over the course of 2006, the uranium spot price has more than doubled, sitting at US$90 per pound at the time of this writing. It is likely to move through the US$100 per pound mark and into history-making



price territory before very long. This market price behaviour reflects the fundamentals of supply and demand, and the adoption of pro-uranium public policy in many countries.

However, the principal direct cause of high and escalating uranium prices today is the lack of primary production. For 25 years, depressed uranium prices provided no incentive for mining companies to replace reserves or find new deposits. Secondary sources of uranium, which were previously filling the supply gap, have effectively been depleted, leaving a stretched primary supply chain. The fragility of this supply chain and associated supply interruptions is now well-known, and it is of national and international importance that additional primary sources of uranium be developed.

In fact, experts predict that the world will need many new uranium mega-projects over the next two decades. Depending on the size of the gap between supply and demand, this could mean that a new 200 million pound deposit will be needed each year for many years into the indefinite future. Aurora has made very significant strides in finding large uranium deposits in Labrador that will help meet this need. The Company is focused on rapidly expanding its resources, and moving the Michelin and Jacques Lake deposits through to production.

Aurora's spectacular success rate in its drilling campaigns, and its significant progress on the mine development front, are very impressive. Your Board of Directors is of the opinion that the Company's talented and determined management serves you well, and brings value to the Company through outstanding results and a sound and locally-sensitive approach to development.

Oliver Lennox-King, Chairman

our president's message

Aurora's first year as a public company has been a year of major progress and accomplishment.

Over the past twelve months, Aurora defined one of the most strategically-significant uranium districts in the western world, built an owner's team committed to responsible mine development, and expanded local community programs and training.

Through our dramatic exploration successes in Labrador, we have earned the distinction of being the only 'new generation' uranium company with world-class deposits in Canada, the world's premier uranium-producing country. And these deposits are anticipated to be next in line to enter the Canadian permitting process. For utilities and investors focused on diversifying geopolitical, technical, and operational risk, the Aurora Uranium District presents a low-risk alternative to other major uranium districts in the world.

Aurora's goal, quite simply, is to become a globally-significant uranium producer by 2013. We are fully committed to advancing our low-risk, long-life, high-quality assets through to development. These assets have the potential for robust development economics, for providing long-term community-based opportunities, and for making a significant contribution to meeting the growing demand for uranium to generate emissions-free electricity in Canada and around the world.

What we have accomplished in exploration success is unmatched by any other uranium company in the world. The Aurora Uranium District in Labrador now has one of the largest undeveloped uranium deposits on the planet. And in less than two years, our code-compliant uranium resources at Michelin and Jacques Lake have increased fivefold, from approximately 18 million to 96 million pounds, at a cost of less than $0.25 per pound.



Significantly, both the Michelin and Jacques Lake deposits are still in their infancy in terms of potential resource size, and both remain open for expansion during Aurora's aggressive 2007 drill program. These deposits are characterized by wide, continuous, near-surface mineralization amenable to bulk-tonnage hardrock mining techniques. Having the Michelin and Jacques Lake deposits hosted in hard rock limits the potential for the water and structural problems encountered in other uranium mining districts. They also show uncomplicated metallurgy with high recoveries and, most importantly, have shown no indication of deleterious metals or sulphides which could impact the environment.

In addition to technical simplicity, one of the most compelling advantages of our deposits is that they all outcrop, meaning you can literally put your boots on them. These deposits have been exposed at surface ever since the last ice sheet retreated from Labrador approximately 18,000 years ago. This means that when it comes to extraction, nature and the passage of time have done much of the work for us. These deposits now lend themselves to conventional low-cost open-pit mining methods.

We believe that uranium is the energy to change the world. And our uranium resources in Labrador are going to significantly contribute to this change. As it stands today, the Michelin and Jacques Lake deposits contain enough uranium to generate electricity for one million homes, for more than 150 years. To produce the equivalent amount of electricity using fossil fuels would require burning 2.8 billion barrels of oil, or about 800 million tonnes of coal.

In addition to our two anchor projects at Michelin and Jacques Lake, there is potential for further discovery in our district along the Aurora River Corridor and the Inda Lake Trend, where there are strong indications of multiple new areas of mineralization. We believe we've only just started to tap the potential of this district. That is why we have put in place one of the largest single uranium drilling programs in the world, with more than 80,000 metres of diamond drilling planned for 2007 at a cost of $20 million.

Our plan in 2007 is to advance on two fronts – development and exploration. First, the owner's team will continue to advance our bankable feasibility study for the Michelin and Jacques Lake deposits. This study is scheduled for completion by the end of next year. We have assembled an impressive top tier team that brings together expertise and experience in all phases of mine development – from discovery to mining to uranium sales. With world-class technical experience, a track record of successful mine construction and operation, and a commitment to responsible development, our team is fully engaged and committed to advancing our development plan and programs. In addition, Aurora's simple ownership structure and our strong financial and cash position further strengthen our ability to aggressively move these projects toward feasibility and production.

Secondly, through our ongoing advanced exploration program, we believe we will continue to increase the size of our existing uranium deposits, as well as discover new deposits. And because our exploration of the district is still in its early stages, we believe that the upside potential for additional pounds and deposits is huge.

Aurora is committed to mine development and further exploration, and the timing is perfect. Currently, electric utilities operate 435 uranium-fuelled generating plants in over 30 countries; an additional 28 new plants are under construction, and 222 more are planned or proposed. Even with current operations, there is a tight uranium market, with the gap between supply and demand expected to widen even further in the indefinite future. Supply constraints in the uranium market are the result of years of insufficient mine production, and uranium inventories have now been effectively depleted. In fact, current mine production supplies only 60% of the world's demand for uranium. Yet, by 2030, world demand for electricity is expected to double; industry analysts are projecting that up to double the number of generating plants could be required to meet this demand. With the requirement for additional units, there is an urgent need to find and develop major new uranium deposits. Given that there are only a handful of large, advanced-stage new uranium projects on the horizon, the Aurora Uranium District has major strategic importance for helping to meet this growing demand.

Our projects in Labrador represent excellent shareholder value, a value we believe will increase as we advance to production. These projects are also of national and global significance because uranium is the only way to generate the huge volumes of electricity the world needs without adding to atmospheric pollution and global warming. And these projects will help create a new industry and lasting economic value for the people of Newfoundland and Labrador. I truly believe that, by working together with local communities and First Nations governments, we will identify many opportunities for mutual benefit and success for us all.

I am very proud of what Aurora has achieved over the last year. Our accomplishments in 2006 are the result of the teamwork, focus, and hard work of our very talented employees and contractors – as well as the much appreciated support of our shareholders. Thank you, one and all. Building on this year's strong foundation, I look forward to delivering an even more outstanding year for Aurora in 2007.

Dr. Mark O'Dea, President and CEO

management's discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Aurora Energy Resources Inc. (the "Corporation") for the year ended December 31, 2006, and the related notes thereto. The Corporation's reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Corporation reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is dated as of March 16, 2007.

overview

The Corporation was incorporated on June 8, 2005, to hold the uranium exploration assets located in the central mineral belt ("CMB") of Newfoundland and Labrador, Canada, of Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius"). Fronteer and Altius acquired the properties by way of staking in 2003 and operated the properties as a 50/50 strategic alliance venture until the transfer of the properties to the Corporation in June 2005, wherein Fronteer increased its ownership to 56.8% after funding the 2005 drill program. The properties consist of a total of 223,074 acres in 32 licenses or groups of mineral claims.

On March 21, 2006, the Corporation completed an initial public offering ("IPO"), issuing 6,944,444 common shares from treasury for gross proceeds of $24,999,998, and commenced trading on the Toronto Stock Exchange under the symbol "AXU". On April 5, 2006, the underwriters of the Corporation's IPO exercised an over-allotment option to purchase an additional 1,041,667 common shares of the Corporation for gross proceeds of $3,750,001, at which time Fronteer's ownership position decreased to 49.3%.

In October 2006, the Corporation closed a short-form prospectus offering and concurrent private placement, issuing 2,679,438 common shares at a price of $10.45 per common share, of which Fronteer acquired 956,938 common shares and 956,200 Flow-Through Shares at a price of $12.55 per Flow-Through Share, raising gross proceeds of approximately $40,000,000. Proceeds of the financings will be used for exploration of the Corporation's CMB Uranium Property, possible acquisition of additional properties and general corporate purposes.

In November 2006, the Corporation completed its 2006 exploration program in Labrador. On February 13, 2007, the Corporation announced an updated global uranium resource estimate. The Corporation's total global uranium resource increased from 36 million pounds in January 2005 attributed to the Michelin deposit, to 96 million pounds attributed to the Michelin and newly discovered Jacques Lake deposits. See detailed table in Exploration Projects section.

For fiscal 2007, the Corporation has planned a comprehensive exploration program, which will include at least 75,000 metres of drilling with an estimated budgeted expenditure of approximately $21,000,000. In addition, the Corporation has allocated $5,000,000 for baseline environmental and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008.

The following discussion contains forward-looking statements that involve risks and uncertainties. Additional information about the Corporation, including a copy of the Corporation's recently filed short-form prospectus, can be obtained from SEDAR at *www.sedar.com*.

overall performance

During 2006, the Corporation completed its IPO offering, commenced trading on the Toronto Stock Exchange under the symbol "AXU", and completed an additional short-form prospectus offering and concurrent private placement. As at December 31, 2006, the Corporation has cash and cash equivalents of $53,137,862.

Exploration expenditures for fiscal 2006 totalled $14,534,070 (net of non-cash stock-based compensation of $1,151,344, capitalized amortization of $52,444 and future income taxes of $650,446) compared to a budget of $14,500,000. Exploration expenditures for the seven-month period ended December 31, 2005 totalled $4,633,853 (net of capitalized amortization of $3,963), reflecting work performed on the CMB property from June 2005 to December 2005.

Cash used in operating activities totalled $1,431,854 for 2006 as compared to $102,112 for 2005, while cash flows from financing activities totalled $68,427,530 for 2006 compared to $5,077,325 in 2005. In 2005, the Corporation was a subsidiary of a public company and incurred substantially all of its costs conducting exploration. For nine months of fiscal 2006, the Corporation was publicly traded and incurred operating costs relating to non-direct exploration activities that were expensed.

The Corporation has an exploration budget for 2007 of approximately $21,000,000, a development budget for environmental baseline studies and engineering and metallurgical studies of $5,000,000 and a general and administrative cash operating budget of approximately $3,500,000.

selected annual information

The following financial data is derived from the Corporation's financial statements for the December 31, 2006 and 2005 fiscal years:

	2006	2005
Total revenues	Nil	Nil
Net loss for the period	$ 12,571,640	$ 18,607
Basic and diluted loss per share	$ 0.23	$ 0.00
Total assets	$ 76,419,309	$ 6,467,699
Long-term financial liabilities	Nil	Nil
Cash dividends declared	Nil	Nil

results of operations

The Corporation has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

Since the Corporation was incorporated on June 8, 2005 with its fiscal year end of December 31, its first fiscal year ended December 31, 2005 represents a period consisting of approximately seven months, whereas its second fiscal year ended December 31, 2006 reflects a full year of operations including nine months as a public company.

December 31, 2006 vs. December 31, 2005

The Corporation's net loss for the year ended December 31, 2006 was $12,571,640 or $0.23 per share compared to a net loss of $18,607 or $nil per share for the period ended December 31, 2005. The increase in the Corporation's net loss is reflective of the fact that the Corporation is now a public company with the associated administrative costs. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

The net loss for the year ended December 31, 2006 and the period ended December 31, 2005 consists primarily of stock-based compensation expense, investor relations, promotion and advertising costs, wages and benefits expense, and office and general expenses, offset by interest income.

Stock-based compensation expense for the year ended December 31, 2006 totalled $11,515,664 and $nil for the period ended December 31, 2005. No stock-based compensation expense was incurred in the period ended December 31, 2005 as no options were granted until March 2006. The Corporation issued 4,952,500 stock options to directors, employees and consultants during 2006. The Corporation expenses the value attributed to the options using the Black-Scholes model, over the option vesting terms which range from immediate vesting for directors to vesting over 24 months. Stock option expense relating to those employees working on the Corporation's exploration properties has been added to the properties in the same manner in which exploration wages have been added to the properties. This amount totalled $1,151,344 for the year ended December 31, 2006.

Wages and benefits costs expensed totalled $949,666 for the year ended December 31, 2006 and $nil for the period ended December 31, 2005. No wage costs were expensed for the period ended December 31, 2005. All administration staff commenced employment on March 22, 2006 at salary amounts determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration project can be identified. Included in wages and benefits costs expensed for 2006 is accrual for bonuses totalling $195,582.

Investor relations, promotion and advertising expense totalled $819,313 for the year ended December 31, 2006 and $30 for the period ended December 31, 2005. The majority of the investor relations fees were paid to investor relation consultants for assistance in establishing investor meetings. The majority of the promotion and advertising costs relate to trade shows and conferences, travel costs and payments made to a marketing consulting firm which assisted with the development of the Corporation's corporate branding, website design and marketing materials. In addition, investor and analyst tours were conducted at the Corporation's projects in August 2006.

Office and general expense totalled $285,180 for the year ended December 31, 2006 and $1,489 for the period ended December 31, 2005. Commencing in April 2006, Aurora entered into a Shared Service Agreement with Fronteer to share head office space and related administration costs.

Total assets at December 31, 2006 increased to $76,419,309 from $6,467,699 at December 31, 2005 primarily as a result of the completion of the March 2006 IPO and October 2006 financing and deferral of the Corporation's exploration expenditures during the year to date. In addition, proceeds of $3,926,195 were received for the exercise of stock options and warrants during 2006. Total cash flows from financing activities for the year ended December 31, 2006, which consisted primarily of the net proceeds from the March 2006 IPO and October 2006 financing and the exercise of options and warrants, were $68,427,530 compared to $5,077,325 for the seven-month period ending December 31, 2005.

exploration projects

2006 summary

The Corporation incurred expenditures of $14,534,070 during the year ended December 31, 2006 on the development and exploration of its uranium assets (net of stock-based compensation of $1,151,344, capitalized amortization of $52,444 and future income taxes of $650,446) as compared to a budget of $14,500,000.

The 2006 drilling program, which commenced on May 9, 2006 and was completed on November 7, 2006, evaluated key targets within the CMB Uranium Property. The budget included 40,000 metres of diamond drilling at the Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Melody Hill and Inda Lake Trend target areas, a ground gravity survey at Melody Hill and preliminary resource, metallurgical, environmental and engineering studies.

From May through November 2006, an extensive diamond drilling program was completed on the CMB Uranium Property to test the Michelin, Jacques Lake, White Bear, Rainbow, Gear, Inda and Nash properties. A total of 120 diamond drill holes totalling 46,077.74 metres were completed utilizing six helicopter-supported drill rigs over the course of the program. Drilling during 2006 was successful in expanding the Michelin deposit at depth, defining a resource at Jacques Lake and indicating the potential of other targets to host a definable resource. Actual metres drilled for 2006 exceeded budget due to the positive results at Jacques Lake, where 7,500 metres were originally budgeted and 14,475 metres were actually drilled.

The 2006 environmental baseline program was designed to develop an environmental baseline report sufficient to support a pre-feasibility study for a uranium mine development at Michelin and satellite exploration sites. To date, the program has included the installation of three weather stations (Michelin, Jacques Lake and Postville) to collect data on temperature, precipitation, wind direction and velocity. The environmental baseline program has also included a surface water quality sampling and hydrological program in the area of the Michelin and Jacques Lake watersheds, the collection of data on aquatic (fish) habitat, lake sediment samples, fish tissue and aquatic plant samples. Two years of data has now been collected for Michelin and one year for Jacques Lake.

Since 2006, SGS Lakefield Research Limited ("SGS") has tested samples prepared from drill core generated during the 2005 and 2006 exploration programs. The program design and direction was led by John R. Goode, P.Eng., Aurora's consulting metallurgist. Preliminary results suggest simple metallurgy and high uranium recoveries.

Approximately 40 acid leach tests have been performed to determine uranium recovery, acid consumption and optimum conditions for the acid leach circuit. Michelin samples return approximately 88% uranium recovery under mild leaching conditions and typically require an acid addition of about 30 kilograms per tonne. These results are similar to values obtained when the ore was investigated in the 1970s. Leach tests on Michelin samples show very little variation in uranium recovery or acid consumption with sample depth.

Analyses and acid-base accounting work on Michelin ore and waste shows that sulphide levels are low and excess carbonate is present and available. Leachate and other tests are continuing, but present indications are that Michelin ore and waste is non-acid generating.

Aurora and SGS are continuing with grinding, leaching, liquid-solid separation, solvent extraction, ion exchange, neutralization and effluent treatment tests. This work should be completed during the first quarter of 2007.

Metallurgical tests are also being conducted on the Jacques Lake deposit and will be completed in 2007.

From August through October 2006, a preliminary exploration program was carried out over the Aurora River target area. This program consisted of field checks of historical mapping and trenching and geological mapping. The mapping program identified a number of areas of elevated radioactivity. A humus survey and limited track etch survey was subsequently carried out over the target area in order to identify additional areas of mineralization. This work identified a number of new targets that will be followed up through drilling in 2007.

The Corporation has made payments totalling $336,890 with respect to assessment work on the Corporation's mineral claims in Labrador. The amounts that are likely to be refunded have been classified as prepaid deposits on the balance sheet. The amounts will be refunded to the Corporation as the Corporation allocates expenditures from the 2006 exploration program to the claims for assessment purposes. To the extent the Corporation does not do work or does not anticipate doing work on the claims, the deposits will be forfeited in lieu of actual exploration.

During the first quarter of 2007, an updated National Instrument 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits was announced. The collective resource estimate yields a total of 95,910,000 pounds of uranium, increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

The resource modelling was carried out with both an open pit and underground component. A detailed breakdown of the resource estimate for both deposits is shown in the following table[1]:

	Measured			Indicated			Inferred		
Deposit	Tonnes	% U_3O_8	lbs U_3O_8	Tonnes	% U_3O_8	lbs U_3O_8	Tonnes	% U_3O_8	lbs U_3O_8
Michelin open pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake open pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Total	**3,410,000**	**0.07**	**5,340,000**	**25,060,000**	**0.10**	**52,540,000**	**17,880,000**	**0.10**	**38,030,000**

* Open pit resource reported at 0.03% U_3O_8 cut-off

**Underground resource reported at 0.05% U_3O_8 cut-off

(1) Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop, P.Eng., Exploration Vice-President of the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd., Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P.Eng., of Giroux Consultants Ltd.

Copies of the National Instrument 43-101 compliant technical report entitled *The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007* can be viewed on SEDAR at *www.sedar.com*.

2007 program

For 2007, a $21,250,000 work program has been approved to continue the evaluation of the CMB Uranium Property located in northeastern central Labrador. The main focus of the 2007 exploration program will be to continue to convert inferred resources into indicated resources at the Michelin uranium deposit and to establish new resource bases at the Jacques Lake Deposit and other target areas. This work would go hand-in-hand with the ongoing resource, metallurgical and environmental and engineering work.

The 2007 work program will consist of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear and the completion of a preliminary engineering study by SNC-Lavalin using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure. In addition, the program will involve a significant component of field work including a minimum 75,000-metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill and Inda Lake Trend. The approximate breakdown of the meterage will be as follows:

☐ Michelin Main	27,000 metres
☐ Jacques Lake	22,000 metres
☐ Aurora River	10,000 metres
☐ White Bear	4,000 metres
☐ Michelin East	4,000 metres
☐ Melody Hill	4,000 metres
☐ Inda Lake Trend	4,000 metres
☐ Total	75,000 metres

This work will involve a minimum of six and possibly as many as nine diamond drill rigs (six currently on-site) for a period of eight months and be based out of the Michelin Camp and a new Jacques Lake Camp to be constructed in June 2007. Based on the outcome of the engineering study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

Work will also comprise a geological mapping and geochemical sampling program throughout the CMB claim group, with particular focus on the Aurora River Trend southwest of Jacques Lake, and will also include ongoing environmental baseline surveys and monitoring.

In addition to drilling, the Corporation has allocated $5 million for baseline environmental studies and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008.

The Corporation has applied for drill permits to both the Nunatsiavut government and the province of Newfoundland and Labrador. Subject to permit approval and weather, Aurora anticipates beginning its 2007 drill program at Melody Lake and Jacques Lake by mid-March. In addition, the Corporation will be conducting a Titan Induced Polarization survey at Michelin to further delineate the deposit. Winter drilling permits for Michelin, which is located on Labrador Inuit Lands, are expected once the Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands have been finalized. To the best of its knowledge, the earliest Aurora anticipates the governments of Nunatsiavut and Newfoundland and Labrador to finalize these standards is March 31, 2007.

The Corporation continues to keep local communities that may be affected by the Corporation's activities informed about the project through regular meetings. The Corporation is committed to hiring local people to work on the project and to sourcing supplies from local communities and aboriginal suppliers whenever possible.

summary of quarterly results

The following information is derived from the Corporation's quarterly financial statements for the past four quarters. The Corporation was incorporated on June 8, 2005 and therefore has limited operating history. The Corporation did not prepare quarterly financial statements prior to becoming a reporting issuer in March 2006.

	March 2006	June 2006	September 2006	December 2006
Net sales	Nil	Nil	Nil	Nil
Loss before discontinued operations	$ 3,204,172	$ 1,652,548	$ 2,228,791	$ 5,486,129
Basic and diluted loss per share before discontinued operations	$ 0.06	$ 0.03	$ 0.04	$ 0.10
Net loss for the period	$ 3,204,172	$ 1,652,548	$ 2,228,791	$ 5,486,129
Basic and diluted loss per share for the period	$ 0.06	$ 0.03	$ 0.04	$ 0.10

The significant increase in the net loss for the fourth quarter of 2006 was attributable to the stock-based compensation expense of $4,612,993 relating to the value attributed to stock options granted as compared to stock-based compensation of $1,793,398 in the third quarter. In addition, wages and benefits expense increased in the fourth quarter to $507,950 from $201,996 in the third quarter primarily due to the accrual of bonuses for fiscal 2006.

The significant increase in the net loss for the first quarter of 2006 was attributable to stock-based compensation expense of $4,729,292 relating to the value attributed to stock options granted in the quarter as compared to stock-based compensation of $379,981 in the second quarter.

In addition, the Corporation realized a future income tax recovery of $1,675,748 at March 31, 2006 on the recognition of previously unrecognized tax pools. This was partially offset by a future income tax expense of $915,328 in the second quarter on the reversal of tax assets that were no longer available to the Corporation due to a tax election made by Altius that was filed in the second quarter for the initial transfer of Altius' share of the exploration properties transferred to the Corporation. A recovery of $75,857 was recorded in the third quarter.

In 2005, the Corporation was a private company focused exclusively on the exploration of the uranium assets in Newfoundland and Labrador. As such, substantially all of the Corporation's expenses in 2005 were directly related to exploration and therefore deferred and capitalized to the balance sheet.

liquidity and capital resources

As at December 31, 2006, the Corporation had cash and cash equivalents of $53,137,862 and working capital of $52,386,417 compared to cash and cash equivalents of $372,652 and working capital of $319,146 as at December 31, 2005. The increase in cash and working capital of $52,765,210 and $52,067,271, respectively, is primarily related to the receipt of the March 2006 IPO proceeds, the exercise of the IPO over-allotment option, the closing of the bought-deal short-form prospectus and concurrent private placement for total gross proceeds of $40,000,000, proceeds from the exercise of stock options and proceeds from the exercise of warrants, offset by cash deferred development and exploration expenditures of $14,534,070 and cash operating costs of $1,431,854.

The Corporation has financed its operations from incorporation, to date, through the issuance of equity securities and has no sources of cash flow from operations other than interest income. The Corporation's current available cash resources are sufficient to fund its planned exploration program for 2007 and other anticipated corporate administrative costs over the next 12 months. The Corporation remains dependent on raising additional financing through the issuance of equity securities. The Corporation has no pre-arranged source of debt financing and no bank indebtedness.

The Corporation allocated $5,000,000 of its IPO financing for further property acquisitions. To date, the Corporation has acquired two additional claims in the CMB at a cost of $17,680. No other properties have been identified for acquisition.

The Corporation shares office premises and a number of employees in common with Fronteer. In March 2006, the Corporation signed a cost sharing agreement whereby Fronteer will charge the Corporation its share of the common office costs and common employee benefit costs to the Corporation. This arrangement is evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60 days' notice by either party. During 2006, the Corporation was invoiced a total of $1,162,245 by Fronteer for costs and related GST/HST relating to the 2006 CMB exploration program, fixed asset purchases, general and administration, and costs of the IPO incurred on its behalf. At December 31, 2006, the Corporation owed Fronteer $88,154.

As at December 31, 2006, the Corporation is committed to incur prior to December 31, 2007, on a best efforts basis, approximately $8,344,722 in qualifying Canadian exploration expenditures pursuant to a financing from which flow-through proceeds had been received prior to December 31, 2006 and renounced to the investors as at that date.

As at December 31, 2006, the Corporation has 141,872 warrants and 3,877,835 stock options outstanding which, if exercised, would bring a further $22,123,229 to the Corporation's treasury.

The Corporation has the following contractual obligations as at December 31, 2006:

	Payments Due by Period				
Contractual obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Operating leases	$ 209,400	$ 48,400	$ 126,000	$ 35,000	Nil

disclosure controls and procedures

disclosure controls and procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation's "disclosure controls and procedures" was carried out by the Corporation's principal executive officer and principal financial officer. Based upon that evaluation, the Corporation's principal executive officer and principal financial officer have concluded, as of the end of the period covered by this report, that the design and operation of the Corporation's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Corporation in reports that it files or submits is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Corporation's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation and its subsidiaries to disclose material information otherwise required to be set forth in the Corporation's periodic reports. The Corporation's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

internal control over financial reporting

During the fourth quarter of 2006, there were no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

management report on internal control over financial reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, in which a recognized and suitable framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management evaluated the design of the Corporation's internal control over financial reporting as of December 31, 2006 and believes the design to be sufficient to provide such reasonable assurance.

off-balance sheet arrangements

The Corporation has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

fourth quarter

On October 5, 2006, the Corporation closed its bought-deal short-form prospectus offering and concurrent private placement offering pursuant to which the Corporation sold in aggregate 2,679,438 common shares in the capital of the Corporation at a price of $10.45 per common share and 956,200 Flow-Through Shares at a price of $12.55 per Flow-Through Share for total gross proceeds to the Corporation of approximately $40 million.

transactions with related parties

During the year ended December 31, 2006, the Corporation was invoiced $1,162,245 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed assets, general administration and costs of the IPO incurred on its behalf. Offsetting the amount invoiced by Fronteer was $59,223 invoiced by Aurora to Fronteer relating to GST/HST paid on Fronteer's behalf. At December 31, 2006, the Corporation had a payable balance due to Fronteer of $88,154. Fronteer currently own 47.02% of the issued and outstanding common shares of the Corporation.

In addition, in October 2006, Fronteer subscribed for an additional 956,938 common shares of the Corporation, by way of a private placement, at a price of $10.45 per common share. The private placement was completed concurrent with the Corporation's short-form prospectus offering.

proposed transactions

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

critical accounting policies and estimates

The preparation of the Corporation's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Corporation does not believe it has incurred any material environmental liabilities to date. The Corporation has the responsibility to perform reclamation upon completion of exploratory drilling. The costs to complete this reclamation, for activities conducted to date, are not significant and are therefore capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Corporation's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the limited historical life of the Company's options and analyzing share price history to determine volatility.

changes in accounting policies including initial adoption

There have been no changes in accounting policies from those disclosed in the Corporation's December 31, 2005 financial statements and Management's Discussion and Analysis ("MD&A") as disclosed in the Corporation's prospectus dated March 8, 2006.

new accounting pronouncements

financial instruments

On January 27, 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3855 of the Handbook titled *Financial Instruments – Recognition and Measurement*. It expands Handbook Section 3860, *Financial Instruments – Disclosure and Presentation*, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified in various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium, or discounts and losses or impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Corporation intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Corporation's most significant financial instruments are cash, short-term deposits, accounts receivable and accounts payable. This new section requires little change in accounting for these financial instruments from current standards.

hedge accounting

Section 3865 provides alternative treatments to Handbook Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Corporation does not currently have any hedging relationships.

comprehensive income

New Handbook Section 1530, *Comprehensive Income*, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Corporation currently does not have any assets that would give rise to comprehensive income.

consolidation of variable interest entities

In June 2003, the CICA issued new accounting guideline ACG-15, *Consolidation of Variable Interest Entities*, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. Further guidance was issued by the CICA in EIC 157 in October 2005, which deals with implied variable interests.

The Corporation currently does not have an interest in any companies which are considered variable interest entities.

financial instruments

The Corporation's financial instruments consist of cash, short-term deposits, amounts receivable and accounts payable. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation. The Corporation does not have any policies for controlling risks associated with its financial instruments.

cautionary note regarding forward-looking statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressec or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-lookinε statements in light of the risks set forth below.

risks and uncertainties

The principal activity of the Corporation is mineral exploration, which is inherently risky. Exploration is also capital intensive and the Corporation currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore constitute one of the main assets of the Corporation. For a further discussion of the risks inherent in the Corporation, see below and also see "Risk Factors" as outlined in the Corporation's recently filed prospectus, available on SEDAR at *www.sedar.com*.

The risk factors that could affect the Corporation's future results include, but are not limited to:

exploration, development and operating risks

The Corporation's operations involve exploration and development, and there is no guarantee that any activities of the Corporation will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits involves significant financial and other risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of uranium and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as the quantity and quality of the minerals, costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation's operations and/or its ability to receive an adequate return on its invested capital. There is no certainty that expenditures made by the Corporation will result in the discovery of commercial quantities of ore.

Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of uranium and other minerals, including environmental pollution, accidents or spills, industrial accidents, labour disputes, changes in the regulatory environment, natural phenomena, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays in or cessation of production, exploration or development, monetary losses, cost increases which could make the Corporation uncompetitive and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, due to the radioactive nature of the materials handled in uranium mining, applicable regulatory requirements result in additional costs that must be incurred by the Corporation.

There is no certainty that the expenditures made by the Corporation toward the search and evaluation of uranium will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences, or in profitable commercial mining operations.

reliability of resource estimates

There is no certainty that any of the Mineral Resources described herein and in the Technical Report will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity of Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of the Corporation's properties or any project undertaken by the Corporation. In addition, there can be no assurance that mineral or other metal recoveries in small-scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in the prices of uranium, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation's results of operations and financial condition.

reliance on limited number of properties

The only property interest of the Corporation is currently the CMB Uranium Property. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the CMB Uranium Property could have a material adverse effect upon the Corporation and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation.

competition from other energy sources and public acceptance of nuclear energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

competition in the uranium industry

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent the Corporation from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

no history of mineral production or operations
The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at the CMB Uranium Property or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are being explored for, availability of additional capital and financing and the nature of any mineral deposits.

The Corporation does not have an extensive operating history and there can be no assurance of its ability to operate its projects profitably in the future.

insurance and uninsured risks
The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, there are risks against which the Corporation cannot insure or against which it may elect not to insure. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the uranium mining industry. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause substantial delays and require the Corporation to incur significant costs that could have a material adverse effect upon its financial performance, results of operations, competitive position and potentially its financial viability.

environmental risks and hazards
All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates or may operate in the future. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties in which the Corporation holds interests that are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

regulatory environment

In the event that the Corporation wishes to commence production of uranium on any of its properties in the future, the Corporation must first obtain a license from the CNSC. There can be no assurance that any such license will be available to the Corporation or that, if available, it contains terms which are acceptable to the Corporation. In addition, in the event that the Corporation commences production of uranium, if will be governed primarily by applicable federal statutes and regulations as well as all laws of general application in the province where its operations are located (except to the extent that any such laws conflict with the terms and conditions of its CNSC license or applicable federal laws). Failure to comply with any of these applicable statutes and regulations, or with the terms of any CNSC license, may result in orders being issued against the Corporation which may cause its operations to cease or to be curtailed, or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. Any such orders may have a material adverse effect upon the Corporation. The Corporation may also be subject to prosecution if it fails to comply with such applicable statutes and regulations. See "Business of the Corporation – Regulatory Environment".

infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

land title

Although the Corporation believes it has title to all of its properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the CMB Uranium Property may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation's operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

costs of land reclamation

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the CMB Uranium Property. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

permits

Although the Corporation either currently holds or has applied for all consents which it requires in order to carry out its current drilling program on the CMB Uranium Property, the Corporation cannot be certain that it will receive the necessary permits on acceptable terms, or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Corporation.

Government approvals, permits and approvals of aboriginal people are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals and permits are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

hedging
The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protection from declines in mineral prices.

additional capital
The development and exploration of the CMB Uranium Property will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production of the CMB Uranium Property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

fluctuations in uranium prices
There can be no assurance that uranium prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the common shares, the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium. The price of uranium fluctuates widely and is affected by numerous factors beyond the control of the Corporation, such as the sale or purchase of commodities by institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and other foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium-producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium could cause development of and commercial production from the CMB Uranium Property to be impracticable. Depending on the price of uranium, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation's mining properties, if any, is dependent upon the price of uranium being adequate to make these properties economically viable.

In addition to adversely affecting the reserve estimates of the Corporation and its financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

exchange rate fluctuations
Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Uranium is generally sold in U.S. dollars and the costs of the Corporation are incurred principally in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation's profitability, results of operations and financial condition.

government regulation
The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation. Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulations and policies.

Amendments to current laws, regulations and permits governing the operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

dividend policy

No dividends on the common shares have been paid by the Corporation to date and the Corporation has no earnings. The Corporation currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Corporation's board of directors after taking into account many factors, including the Corporation's operating results, financial condition and current and anticipated cash needs.

key executives

The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly skilled employees may adversely affect its business and future operations.

conflicts of interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility of such directors and officers being in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the NCA and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

minimal operating history

None of the Corporation's properties have advanced to the commercial production stage and the Corporation has no history of earnings or positive cash flow from operations. The cumulative loss since the Corporation's inception as at December 31, 2006 is $12,590,247. The Corporation does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Corporation has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders.

If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 65,809,739 (as of March 16, 2007) to 69,740,491. This represents an increase of 5.9% in the number of shares issued and outstanding and would result in dilution to current shareholders.

stock options

Because the success of the Corporation is highly dependent upon its employees, the Corporation has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Corporation may be diluted. As at March 16, 2007, there are 3,833,835 share purchase options outstanding which, if exercised, would result in an additional 3,833,835 common shares being issued and outstanding.

outstanding share data

The following table outlines the common shares outstanding subsequent to the year-end to March 16, 2007.

	Number of common shares
Balance, December 31, 2006	65,504,123
Shares issued on exercise of options	260,666
Shares issued on exercise of warrants	44,950
Balance, March 16, 2007	**65,809,739**

subsequent events

On January 22, 2006, the Corporation signed a lease agreement for office space in St. John's, Newfoundland and Labrador for the amount of $47,600 per year from February 1, 2007 to January 31, 2010.

Subsequent to December 31, 2006, 305,616 warrants and options were exercised for proceeds of $1,101,884 to the Corporation. The Corporation also issued 235,000 stock options to employees and a consultant with exercise prices ranging from $13.58 to $16.27 per share.

outlook

Aurora has completed the fourth quarter of what can only be described as an outstanding year. From the completion of its IPO in March and its subsequent $40 million financing in October, to significant success through ongoing exploration of its CMB Uranium Property and the announcement of the significantly increased resource estimate on February 13, 2007, the Corporation has established itself as having one of the most significant new uranium projects in North America. The Corporation believes that it is well on its way to becoming one of the world's future uranium production companies. Aurora will continue to work toward pre-feasibility as it progresses through the preliminary engineering study, and has plans in 2007 for one of the largest uranium exploration programs of any mining company in Canada, which will not only continue to focus on Michelin and Jacques Lake, but also test newly discovered targets within the CMB.

Aurora continues to be focused on community involvement and consultation and will strive to be a leader in employee health and safety and environmental protection. We look forward to continuing to work with members of the local communities.

As the world's demand for uranium as a source of energy continues to grow and the price of uranium increases, the Corporation is well positioned to benefit from continued successful exploration in 2007.

management's responsibility for financial reporting

The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:

Mark O'Dea
President and CEO

Sean Tetzlaff
CFO, Corporate Secretary

March 16, 2007

auditors' report

To the Shareholders of Aurora Energy Resources Inc.

We have audited the balance sheets of Aurora Energy Resources Inc. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the year ended December 31, 2006 and for the period from June 8, 2005 to December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from inception on June 8, 2005 to December 31, 2005, in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 21, 2007

balance sheets

as at december 31

(Expressed in Canadian dollars)	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 53,137,862	$ 372,652
Short-term deposits	197,676	–
Accounts receivable and other (Note 3)	339,525	117,511
	53,675,063	490,163
Equipment (Note 4)	402,833	24,426
Exploration properties and deferred exploration expenditures (Note 5)	22,341,413	5,953,110
	$ 76,419,309	**$ 6,467,699**
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (Note 6)	$ –	$ 77,330
Accounts payable and accrued liabilities (Note 7)	1,200,492	93,687
Due to related party (Note 12)	88,154	–
	1,288,646	171,017
Future income taxes (Note 9)	559,911	–
Shareholders' Equity		
Share capital (Note 8)	76,640,085	6,315,289
Contributed surplus	10,350,914	–
Warrants	170,000	–
Accumulated deficit	(12,590,247)	(18,607)
	74,570,752	6,296,682
	$ 76,419,309	**$ 6,467,699**

Commitments (Note 10)

Subsequent events (Note 13)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Mark Dobbin
Director

Eric Cunningham
Director

statements of operations and deficit

(Expressed in Canadian dollars)	For the year ended December 31, 2006	From the period of incorporation, June 8, 2005, to December 31, 2005
Operating expenses:		
Stock-based compensation (Note 8(b))	$ 11,515,664	$ –
Wages and benefits	949,666	–
Investor relations, promotion and advertising	819,313	30
Office and general	285,180	1,489
Consulting	128,761	–
Accounting and audit	88,535	30,000
Rent	86,289	–
Legal	71,902	9,000
Listing and filing fees	52,129	–
Interest	–	6,934
Property investigation	494	–
Loss from operations	13,997,933	47,453
Other income:		
Interest income	1,009,599	28,846
	1,009,599	28,846
Loss before income taxes	12,988,334	18,607
Future income tax recovery (Note 9(a))	(416,694)	–
Net loss for the period	**$ 12,571,640**	**$ 18,607**
Deficit, beginning of period	$ (18,607)	$ –
Deficit, end of period	**$ (12,590,247)**	**$ (18,607)**
Basic and diluted loss per share	$ 0.23	$ –
Weighted average number of common shares used in the computation of basic and diluted loss per share	54,632,560	10,000,000

See accompanying notes to consolidated financial statements.

statements of cash flows

(Expressed in Canadian dollars)	For the year ended December 31, 2006	From the period of incorporation, June 8, 2005, to December 31, 2005
Cash provided (used for):		
Operating activities:		
Loss for the period	$ (12,571,640)	$ (18,607)
Items not affecting cash:		
Future income taxes	(416,694)	-
Stock-based compensation	11,515,664	-
Changes in current assets and liabilities:		
Accounts receivable and other	(9,497)	(117,511)
Accounts payable and accrued liabilities	46,431	34,006
Net cash used in operating activities	$ (1,435,736)	$ (102,112)
Financing activities:		
Increase (decrease) in bank indebtedness	$ (77,330)	$ 77,330
Amounts due to related parties	88,154	-
Issuance of common shares for cash	56,750,127	-
Issuance of flow-through shares for cash	12,000,310	4,999,995
Cash received on exercise of warrants	351,756	-
Cash received on exercise of options	3,574,439	-
Share issue costs	(4,171,588)	-
Net cash provided by financing activities	$ 68,515,868	$ 5,077,325
Investing activities:		
Accounts receivable and other	$ (212,701)	$ -
Accounts payable and accrued liabilities	1,060,375	59,681
Purchase of short-term deposits	(197,676)	-
Purchase of equipment	(430,850)	(28,390)
Interest in exploration properties and deferred exploration expenditures	(14,534,070)	(4,633,852)
Net cash used in investing activities	$ (14,314,922)	$ (4,602,561)
Net increase (decrease) in cash and cash equivalents	$ 52,765,210	$ 372,652
Cash and cash equivalents, beginning of period	372,652	-
Cash and cash equivalents, end of period	**$ 53,137,862**	**$ 372,652**
Non-cash investing and financing activities:		
Common stock issued for interest in exploration properties	$ -	$ 1,315,294
Depreciation capitalized to deferred exploration	$ 52,443	$ 3,963
Stock-based compensation expense capitalized to deferred exploration	$ 1,151,344	$ -
Recognition of future income tax liabilties to exploration properties and deferred exploration expenditures	$ 650,446	$ -
Value of warrants included in share issue costs	$ 286,774	$ -

See accompanying notes to consolidated financial statements.

notes to financial statements

for the year ended december 31, 2006
period from incorporation on june 8, 2005 to december 31, 2005
(expressed in canadian dollars)

1. nature of operations

The Corporation is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada. The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties and their future profitable production or, alternatively, upon the Corporation's ability to dispose of its interest on an advantageous basis (see Note 5).

2. significant accounting policies

The accounting policies of the Corporation are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant.

fiscal year

Since the Corporation was incorporated on June 8, 2005 with its fiscal year end of December 31, its first fiscal year ended December 31, 2005 represents a stub period consisting of approximately seven months, whereas its second fiscal year ended December 31, 2006 reflects a full year of operations.

cash

Cash is comprised of cash on hand held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

short-term deposits

Short-term deposits consist of cash invested in guaranteed investment certificates with maturities of up to one year at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at fair market value, which includes interest accrued on the investments.

equipment and amortization

Equipment is recorded at cost. The equipment noted below is amortized over its estimated useful life using the following rates and methods:

Building	4%	Declining balance
Computer equipment	30%	Declining balance
Computer software	100%	Straight-line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Vehicles	30%	Declining balance

Amortization on assets used in exploration is capitalized to deferred exploration expenditures.

exploration properties and deferred development and exploration expenditures
Acquisition, development and exploration expenditures on properties are deferred until such time as the properties are put into commercial production, sold or become impaired. General development and exploration expenditures are charged to operations in the period in which they are incurred. The Corporation recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of write-downs and does not necessarily reflect present or future values.

impairment of long-lived assets
The Corporation reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Corporation's performance could have a material effect on the Corporation's financial position and results of operations.

asset retirement obligations
Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Corporation capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Corporation either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

flow-through financing
The Corporation has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders' equity reduced, on the date the Corporation renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made

The Corporation may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on a renouncement of expenditures. The corresponding credit reduces income tax expense.

stock-based compensation
The Corporation has an employee stock option plan. The Corporation recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is established at the date of grant using the Black-Scholes option pricing model and the compensation amount, equal to the options fair value, is recognized over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a two-year period.

The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration expenditures as the stock options vest, and a credit to contributed surplus in shareholders' equity. Stock option expense is added to the properties in a consistent manner in which exploration wages have been added to the properties. Any consideration paid on the exercise of stock options is credited directly to share capital.

use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, assessments of the recoverability and fair value of mineral properties, and the determination of the provision for future removal and site restoration costs and assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

income taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

basic and diluted loss per share

Loss per share is presented for basic and diluted loss. Basic loss per share is computed by dividing net loss by the weighted average number of outstanding common shares for the year. The Corporation follows the "treasury stock" method in the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options be exercised and the proceeds used to repurchase common shares at the average market price for the period. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share. Basic and fully diluted share amounts for all periods reflect the effect of all stock splits.

3. accounts receivable and other

	2006	2005
Accounts receivable	$ 235,558	$ 59,188
Prepaid expenses and deposits	103,967	58,323
	$ 339,525	$ 117,511

4. equipment

	2006			2005		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Field equipment	$ 382,310	$ 39,976	$ 342,334	$ 9,441	$ 1,002	$ 8,439
Computer equipment	25,035	3,755	21,280	–	–	–
Vehicles	31,024	9,338	21,686	17,919	2,852	15,067
Building	11,700	234	11,466	–	–	–
Computer software	4,990	2,495	2,495	–	–	–
Furniture and fixtures	4,181	609	3,572	1,030	110	920
	$ 459,240	$ 56,407	$ 402,833	$ 28,390	$ 3,964	$ 24,426

5. exploration properties

Central Mineral Belt ("CMB"), Newfoundland and Labrador, Canada:

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius").

The following table categorizes costs incurred:

	2006	2005
Opening balance	$ 5,953,110	$ –
Drilling	5,394,062	1,142,542
Transportation and fuel	4,605,456	1,693,928
Wages, consulting and management fees	1,864,073	963,394
Stock-based compensation, including related future income taxes	1,801,790	–
Camp costs and field supplies	1,015,647	360,966
Engineering studies	706,840	–
Claim maintenance payments	392,593	–
Community relations and government	238,726	96,446
Geophysics	170,326	145,971
Other	73,669	17,256
Assaying and geochemical	48,493	55,842
Equipment rental	34,196	13,389
Surveying	24,752	7,950
Acquisition costs	17,680	1,315,294
Orthophotography	–	75,132
Accounting and legal	–	65,000
	$ 22,341,413	$ 5,953,110

6. bank indebtedness

Bank indebtedness represented cheques issued in excess of funds on deposit. The amount was unsecured and did not bear interest.

7. accounts payable and accrued liabilities

	2006	2005
Accounts payable – trade	$ 718,844	$ 1,971
Accrued liabilities	481,648	91,716
	$ 1,200,492	$ 93,687

8. share capital

The issued share capital of the Corporation is as follows:

	Common shares amount	$	Class B shares amount	$
Balance outstanding, June 8, 2005	–	–	–	–
Issued in exchange for exploration properties	10,000,000	1,315,294	–	–
Convertible Flow-Through Shares issued for cash	–	–	4,444,440	4,999,995
Balance, December 31, 2005	10,000,000	1,315,294	4,444,440	4,999,995
Conversion of Class B shares into common shares	1,111,110	4,999,995	(4,444,440)	(4,999,995)
Common shares split 3:1	22,222,220	–	–	–
Common shares split 1.584000158:1	19,466,670	–	–	–
Initial public offering	6,944,444	24,999,999	–	–
Over-allotment option exercised	1,041,667	3,750,001	–	–
Short-form prospectus offering	1,722,500	18,000,125		
Flow-through shares	956,200	12,000,310		
Private placement	956,938	10,000,002		
Options exercised	984,664	5,890,351	–	–
Warrants exercised	97,710	468,712	–	–
Share issue costs	–	(4,458,545)	–	–
Recognition of future income tax benefit of share issue costs	–	1,471,320	–	–
Renunciation of flow-through expenditures	–	(1,797,479)	–	–
Balance, December 31, 2006	65,504,123	76,640,085	–	–

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value. Effective January 31, 2006, the Class B shares were converted into 1,111,110 common shares at their carrying value. In addition, the Corporation filed articles of amendment dated February 15, 2006 to remove the Class B common shares and to split the common shares on a 3:1 basis. The Corporation filed subsequent articles of amendment on February 17, 2006 to further split the common shares on a 1.584000158:1 basis.

On March 22, 2006, the Corporation completed its initial public offering ("IPO") of 6,944,444 shares at a price of $3.60 per share, for gross proceeds of $24,999,999. The Corporation's common shares are listed on the Toronto Stock Exchange and trade under the symbol "AXU". The Corporation granted to the underwriters an option to purchase up to an additional 1,041,667 shares at a price of $3.60 per share to cover over-allotments and for market stabilization purposes. The over-allotment option was exercisable within 30 days after the closing of the IPO. On April 5, 2006, the underwriters exercised this option for gross proceeds to the Corporation of $3,750,001.

On October 5, 2006, the Corporation completed a short-form prospectus offering and concurrent private placement offering of 2,679,438 common shares at a price of $10.45 per common share and 956,200 Flow-Through Shares at a price of $12.55 per Flow-Through Share for gross proceeds of $40,000,437.

(a) stock option plan

The Corporation maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted average exercise price
Outstanding, December 31, 2005	–	–
Options granted	4,952,500	$ 5.16
Options exercised	(984,664)	$ 3.78
Options cancelled/forfeited	(90,001)	$ 3.99
Outstanding, December 31, 2006	**3,877,835**	**$ 5.57**

Options exercisable at December 31, 2006 are 2,146,167 (December 31, 2005 – nil).

At December 31, 2006, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

Range of prices	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$3.00 to $3.99	2,597,500	4.1 years	$ 3.61	1,229,167	$ 3.61
$4.00 to $4.99	23,335	4.5 years	$ 4.00	–	–
$5.00 to $5.99	100,000	4.6 years	$ 5.08	33,333	$ 5.08
$6.00 to $6.99	72,000	4.6 years	$ 6.15	22,000	$ 6.15
$7.00 to $7.99	250,000	4.6 years	$ 7.58	250,000	$ 7.58
$9.00 to $9.99	435,000	4.8 years	$ 9.16	311,667	$ 9.16
$12.00 to $12.99	50,000	4.8 years	$ 12.00	16,667	$ 12.00
$13.00 to $13.99	250,000	4.9 years	$ 13.24	250,000	$ 13.24
$14.00 to $14.99	100,000	4.9 years	$ 14.04	33,333	$ 14.04
	3,877,835	**4.3 years**	**$ 5.55**	**2,146,167**	**$ 6.27**

(b) stock-based compensation

For the year ended December 31, 2006, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees as described in Note 2. The fair value of options granted during the year ranged from $2.35 to $9.31. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	2006	2005
Risk-free interest rate	4.1% to 4.5%	–
Expected life	4.2 to 4.5 years	–
Expected volatility	60.0% to 91.3%	–
Expected dividend yield	0.0%	–

(c) warrants

During 2006, a total of 239,582 warrants were issued to the Underwriters of the Company's IPO as partial consideration for their services. The total number of warrants issued was based on 3% of the total number of common shares issued under the Company's IPO and subsequent over-allotment option exercise.

As at December 31, 2006, the Corporation has outstanding 141,872 warrants entitling the holder to purchase one common share of the Corporation for each warrant held. A summary of changes in warrants is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2005	–	–
Warrants granted	239,582	$ 3.60
Warrants exercised	(97,710)	$ 3.60
Warrants expired	–	–
Outstanding, December 31, 2006	**141,872**	**$ 3.60**

As at December 31, 2006, the Corporation has the following warrants outstanding:

Expiry date	Number of warrants	Exercise price
March 22, 2007	123,356	$ 3.60
April 5, 2007	18,516	$ 3.60
	141,872	**$ 3.60**

The weighted average grant date fair value of warrants issued during the year ended December 31, 2006 amounted to $1.20 per warrant (2005 – nil). The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2006	2005
Risk-free interest rate	3.8%	–
Expected life	1.0 year	–
Expected volatility	82.0%	–
Expected dividend yield	0.0%	–

(d) income tax effects

In 2006, the Corporation renounced to an investor income tax deductions from Canadian exploration expenditures totalling $4,999,995. The related future income tax expense of $1,797,479 arising from the renouncement has been netted against share capital.

(e) contributed surplus

The contributed surplus balance is comprised of the cumulative unexercised value of stock options granted using the Black-Scholes option pricing model. Upon the exercise of stock options, the value originally ascribed to contributed surplus is credited to share capital.

Balance, December 31, 2005	$ –
Stock-based compensation	12,734,648
Exercise of stock options	(2,316,094)
Stock options cancelled/forfeited	(67,640)
Balance, December 31, 2006	**$ 10,350,914**

9. income taxes

(a) provision for income taxes

The recovery of income taxes differs from the amount that would have resulted from applying Canadian federal and provincial statutory tax rates of 36.12% (2005 – 36.12%).

	2006	2005
Loss before taxes	$ (12,988,334)	$ (18,607)
Expected income tax recovery	(4,691,386)	6,721
Adjustments to benefit resulting from:		
Permanent differences and other, primarily relating to stock-based compensation	4,159,458	–
Resource allowance and other	115,076	–
Changes in enacted rates	1,363,425	–
Section 85 filing	14,421,000	–
Change in valuation allowance	(15,784,267)	(5,002)
Income tax recovery	**$ (416,694)**	**$ –**

(b) future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

		2006		2005
Future income tax assets (liabilities):				
Equipment	$	18,614	$	1,432
Exploration projects		(1,866,291)		15,782,727
Non-capital losses		109,518		-
Other		1,178,248		108
Valuation allowance		–		(15,784,267)
	$	(559,911)	$	-

As at December 31, 2006, the Corporation has approximately $16,685,932 of Canadian exploration expenses and development expenses which, under certain circumstances, may be utilized to reduce taxable income in future years.

10. commitments

(a) The Corporation has entered into leases for premises and office equipment. Total minimum lease commitments total approximately $209,400. Minimum rental commitments for successive years are approximately:

Year	Amount
2007	$ 48,400
2008	42,000
2009	42,000
2010	42,000
2011	35,000
Subsequent to 2011	–
	$ 209,400

(b) The Corporation has entered into a shared services agreement with a related party (see Note 12).

(c) As at December 31, 2006, the Corporation is committed to incur prior to December 31, 2007, on a best efforts basis, approximately $8,344,722 in qualifying Canadian exploration expenditures pursuant to a financing from which flow-through proceeds had been received prior to December 31, 2006 and renounced to the investors as at that date.

11. financial instruments

(a) credit risk

Financial instruments that potentially subject the Corporation to a concentration of credit risk consist of cash and short-term deposits and accounts receivable. The Corporation deposits cash and short-term deposits with financial institutions it believes to be creditworthy. In some circumstances, cash balances at these financial institutions may exceed the federally guaranteed amount.

(b) fair values

At December 31, 2006, the fair values of cash and short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

12. related party transactions

The Corporation and Fronteer share the same office and have employees and management in common. On March 31, 2006 the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer.

During the year ended December 31, 2006, the Corporation was invoiced $1,162,245 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, general administration and costs of the IPO incurred on its behalf. Offsetting the amount invoiced by Fronteer was $59,223 invoiced by the Corporation to Fronteer relating to GST/HST paid on Fronteer's behalf. At December 31, 2006, the Corporation had a payable balance due to Fronteer of $88,154.

On October 5, 2006, the Corporation closed a private placement offering whereby Fronteer purchased 956,938 common shares of the Corporation for total proceeds of $10,000,002. The private placement offering was completed concurrently with a short-form prospectus offering completed by the Corporation (see Note 8).

13. subsequent events

(a) Subsequent to December 31, 2006, 235,000 stock options were granted to employees and a consultant of the Corporation with exercise prices ranging from $13.58 to $16.27 per share.

(b) Subsequent to December 31, 2006, 260,666 options were exercised at exercise prices ranging from $3.60 to $3.85 per share.

(c) Subsequent to December 31, 2006, 44,950 warrants were exercised at $3.60 per share.

(d) On January 22, 2007, the Corporation signed a lease agreement for office space in St. John's, Newfoundland and Labrador for an amount of $47,600 per year from February 1, 2007 to January 31, 2010.

our development team

Our development team is a key company asset, bringing together valuable expertise and global experience in all phases of mine development – from discovery to mining to uranium sales. With world-class technical experience, a wealth of mine construction knowledge, and a commitment to responsible development, Aurora's development team is one of our most valuable assets.

Dr. Mark O'Dea, Ph.D., P.Geo., President and CEO. Has provided consulting expertise to the global mining community for the past 10 years. With comprehensive experience in both geology and business, Dr. O'Dea has been instrumental in raising more than C$210 million in equity financings over the past five years. Dr. O'Dea is also President and CEO of Fronteer Development Group, and is a founding Director of Frontera Copper Corporation.

mo

Jim Lincoln, M.Sc., Vice-President Operations. Has 30 years of experience in the mining industry, including management of feasibility studies and mine development projects in Asia, Australia, and North and South America. Mr. Lincoln has extensive experience in mine start-up and production and has held technical and managerial positions with Boliden Canada, Cominco, Pegasus Gold, Dayton Mining, and Mt. Isa Mines. Mr. Lincoln has been involved in major mining and development projects worldwide including Red Dog, Alaska; Magmont West Zinc/ Lead Mine, Missouri; Diamond Hill Gold Mine, Montana; Andacollo Gold Mine, Chile; Sarsfield Gold Mine, Queensland; and the CSH 217 Gold Project in Inner Mongolia, China.

Don Falconer, M.E.S., Vice-President Corporate Development. Nearly 30 years of experience working in both the uranium mining and nuclear utility sectors. Mr. Falconer spent 20 years in the utility business at Ontario Hydro, working in various positions at the corporate and business unit levels, and in the nuclear division as a member of the executive team.

Ian Cunningham-Dunlop, P.Eng., Vice-President Exploration. More than 20 years of experience in mineral exploration, including Exploration Manager with Fronteer and managing the surface exploration program at Eskay Creek Mine in British Columbia.

re about us

Mark Tessier, P.Eng., General Manager, Mining Projects. Has more than 25 years of experience in specialized mine design and operations, including seven years at Goldcorp's Red Lake mine and 10 years of uranium mining experience at Elliot Lake.

Sean Tetzlaff, CA, B. Comm., Chief Financial Officer and Corporate Secretary. Previously employed by Diamond Fields Resources Inc. and served as Chief Financial Officer for Valerie Gold Resources Ltd.

and Emgold Mining Corporation. Mr. Tetzlaff was also employed as a Senior Manager, Tax at KPMG LLP Chartered Accountants, where he specialized in Canadian corporate tax, primarily advising technology clients. Mr. Tetzlaff is also Chief Financial Officer and Corporate Secretary of Fronteer Development Group.

Sally Howson, B.A. (Geog.), Manager, Environment and Community Relations. Brings more than 20 years of experience in managing mineral exploration programs, including the development and implementation of environmental baseline studies and community consultations.

John R. Goode, P.Eng., Consulting Metallurgist. Has more than 35 years of mineral and uranium processing experience. Mr. Goode was involved in the original 1970s feasibility study on the Michelin deposit and has worked on numerous uranium projects in Canada and worldwide.

Chris Lee, M.Sc., P.Geo., Chief Geoscientist. More than 15 years of industry experience. Mr. Lee has led or participated in more than 65 projects, from exploration through to resource estimation, due diligence, final feasibility, and active mine operations.

Sashi Davies, B.Sc. (Hons.), M.B.A. More than 20 years of international experience in the utility industry. Ms. Davies brings extensive knowledge of uranium marketing, strategy, and sales, and is currently employed by S D Energy Associates Limited, a nuclear fuel market consultancy and brokerage firm.

our board of directors

Oliver Lennox-King, Chairman. Has more than 30 years of senior experience in the mineral finance and mining industry, including over 10 years of experience as a mining analyst and over 13 years of experience in executive positions and directorships with mining companies. Mr. Lennox-King was the co-founder and Chairman of both Pangea Goldfields Inc. and Southern Cross Resources Inc. (now SXR Uranium One Inc.), as well as the co-founder and President of Tiomin Resources Inc. Additional directorships include Metallica Resources Inc., Tiomin Resources Inc., and CGX Energy Inc. Mr. Lennox-King also serves as Chairman of Fronteer Development Group.

Dr. Mark O'Dea, Ph.D., P.Geo., President and CEO, Director. Has provided consulting expertise to the global mining community for the past 10 years. With comprehensive experience in both geology and business, Dr. O'Dea has been instrumental in raising more than C$210 million in equity financings over the past five years. Dr. O'Dea is also President and CEO of Fronteer Development Group, and is a founding Director of Frontera Copper Corporation.

Dr. Angus Bruneau, OC, Ph.D., P.Eng., Director. Established the Faculty of Engineering at Memorial University. Created the Centre for Cold Ocean Resources Engineering (C-CORE) and served as Chair for the Centre's first decade. Dr. Bruneau was President and CEO of Newfoundland Power and later became Chairman. He established Fortis Inc. and served as President and CEO for eight years and as Chairman for 18 years. Dr. Bruneau is currently a Director with Petro-Canada and Inco.

Eric Cunningham, Director. Has been engaged as an independent mining consultant since 2001. Mr. Cunningham also serves as a Director of Viceroy Exploration Ltd. He was previously the joint owner of Golden Kopje Mine in Zimbabwe and Managing Director of Trillion Resources Inc.

Mark Dobbin, M.B.A., Director. Chairman of CHC Helicopter Corporation (CHC), the world's largest helicopter company. Mr. Dobbin is also the founder and President of Killick Capital, a Newfoundland and Labrador-based private equity company. He served as Chairman and CEO of Vector Aerospace Corporation for five years. Mr. Dobbin spent 17 years at CHC where he held increasingly responsible positions, culminating in Senior Vice-President and a member of the Board.

Forward-looking Statement:

Certain statements made herein, other than statements of historical fact relating to Aurora Energy Resources Inc. ("Aurora"), are forward-looking statements. These include, but are not limited to, estimates of supply, demand and pricing in the electricity, nuclear power and uranium industries, statements respecting Aurora's planned expenditures and development plans, planned feasibility studies, exploration plans, corporate strategies, the outcome of the permitting process for deposits, the potential for further mineralization discoveries, expectations as to shareholder value and other statements that are not historical facts. When used in this Annual Report, the words such as, "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions, are forward-looking statements. Although Aurora believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading "Risk Factors" in Aurora's continuous disclosure record filed on SEDAR and may be reviewed on www.sedar.com. The reader is cautioned not to place undue reliance on forward-looking statements.

This Annual Report also contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Aurora does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

our coordinates

Aurora Energy Resources Inc. (AXU-TSX) is a Newfoundland and Labrador-incorporated company with offices in Postville and Happy Valley-Goose Bay, Labrador; St. John's, Newfoundland; Toronto, Ontario; and Vancouver, British Columbia.

Aurora stands out among the world's uranium exploration and development companies as having one of the best combinations of resource size, extractability, exploration potential and management skills, as well as low technical, environmental, and country risk. Aurora continues to explore, discover, and define Labrador's Central Mineral Belt as Canada's next long-term uranium district.





Central Mineral Belt
Labrador Highway
Shipping Route
Rail Route
Labrador City
-Wabush
kms



Makkovik
Michelin

Head Office

Suite 1650
1055 West Hastings Street
Vancouver, BC V6E 2E9
tel 604.632.0110

Technical Office

Suite 303
10 Fort William Place
St. John's, NL A1C 1K4
tel 709.726.2223

Logistics Office

Bldg. 161, Hangar 4
Happy Valley-Goose Bay,
NL A0P 1E0
tel 709.896.6393

Operations Office

P.O. Box 49
Postville, NL A0P 1N0
tel 709.479.9872

Corporate Office

Suite 700
357 Bay Street
Toronto, ON M5H 2T7
tel 416.362.5556

For more information, please contact us at:

info@aurora-energy.ca
www.aurora-energy.ca

Investor Relations

Mr. Cam Mak
cmak@aurora-energy.ca
tel 604.632.0110
toll-free 1.877.632.4677

Annual General Meeting

April 30, 2007, 4:30 p.m.
The Rooms (Main Theatre)
9 Bonaventure Avenue
St. John's, NL A1C 5P9

Stock Exchange

AXU-TSX

Corporate Head Office Vancouver

Suite 1650

1055 West Hastings Street

Vancouver, BC

Canada V6E 2E9

tel 604.632.0110

fax 604.632.4678

web www.aurora-energy.ca

email info@aurora-energy.ca

Directors

Oliver Lennox-King, Chairman

Mark O'Dea

Angus Bruneau

Eric Cunningham

Mark Dobbin

Officers and Management

Mark O'Dea, President and CEO

Sean Tetzlaff, CFO and Corporate Secretary

Ian Cunningham-Dunlop, Vice-President Exploration

Jim Lincoln, Vice-President Operations

Don Falconer, Vice-President Corporate Development

Chris Lee, Chief Geoscientist

Legal Counsel

Curtis Dawe

139 Water Street

St. John's, NL A1B 5J9

Auditors

PricewaterhouseCoopers LLP

Chartered Accountants

250 Howe Street, Suite 700

Vancouver, BC V6C 3S7

Registrar and Transfer Agent

Pacific Corporate Trust Company

510 Burrard Street

Vancouver, BC V6C 3B9

Shares Quoted

Toronto Stock Exchange: AXU

Capitalization

Issued capital: 65,809,739

Fully diluted: 69,740,491

As at March 16, 2007

aurora

energy to change the world

RECEIVED
2008 APR 21 A 7:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNUAL INFORMATION FORM

OF

aurora
aurora energy resources inc.

Suite 1650, 1055 West Hastings Street
Vancouver, B.C.
Canada
V6E 2E9
1 (604) 632-4677

For the fiscal year ended December 31, 2006

Dated March 16, 2007

TABLE OF CONTENTS

PRELIMINARY NOTES

Throughout this Annual Information Form ("AIF"), Aurora Energy Resources Inc. is referred to as the "Aurora" or the "Corporation". All information contained herein is as at December 31, 2006, unless otherwise stated.

CURRENCY AND EXCHANGE RATES

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation and its projects, the future price of uranium, iron oxide, copper, gold or other metal prices, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian and United States dollars relative to each other; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of uranium, iron oxide, copper, gold and other metal prices; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and the factors discussed in the section entitled "Risk Factors" in this AIF. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this AIF and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Readers Concerning Estimates of Measured, Indicated and Inferred Resources

This AIF uses the terms "Measured," "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CORPORATE STRUCTURE OF THE CORPORATION

Name and Incorporation

Aurora Energy Resources Inc. was incorporated under the name "Labrador Uranium Co. Ltd." under the *Corporations Act* of Newfoundland and Labrador by articles of incorporation dated June 8, 2005. Pursuant to articles of amendment dated June 16, 2005, the terms of the authorized classes of shares of the Corporation were amended to provide that (i) each Class A common share shall be voting and participating; (ii) each Class B common share shall be voting at the rate of ¼ of a Class A common share and participating at the rate of ¼ of a Class A common share; and (iii) each Class C common share shall be non-voting and shall be participating at the rate of a Class A common share. Pursuant to articles of amendment dated July 29, 2005, the name of the Corporation was changed to "Aurora Energy Inc." and the articles of the Corporation were amended to remove the Class C common shares, to provide that the Class B common shares are convertible into Class A common shares on a 4:1 ratio and to adopt private corporation restrictions. Pursuant to articles of amendment dated February 15, 2006, (i) the name of the Corporation was changed to "Aurora Energy Resources Inc."; (ii) the private company restrictions contained in the articles of the Corporation were removed; (iii) the Class B common shares of the Corporation were removed; (iv) the Class A common shares of the Corporation were split on a 3:1 basis; and (v) the Class A common shares of the Corporation were renamed as the Common Shares. Further articles of amendment were filed on February 17, 2006 to effect a share split of the Common Shares on a 1.584000158:1 basis.

The registered office of the Corporation is located at 323 Duckworth Street, P.O. Box 5955, St. John's, Newfoundland and Labrador, A1C 5X4, and the head office of the Corporation is located at 1650 – 1055 West Hastings Street, Vancouver BC V6E 2E9.

Intercorporate Relationships

The Corporation does not have any subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The Corporation was incorporated on June 8, 2005, for the sole purpose of holding the exploration property assets of a strategic alliance (the "Alliance") established between Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("ARI"). As a result, the Corporation has acquired to date a 100%

interest in 32 staked mineral licenses (collectively, the "CMB Uranium Property") totalling 3,611 claims (including the property known as the Michelin Uranium Deposit) located in the Central Mineral Belt ("CMB") of Labrador, (subject only to the royalty interests granted to ARI described below). In addition, pursuant to a survival agreement dated February 28, 2006 between Fronteer and ARI, if either Fronteer or ARI acquires any further mineral rights within a specified area of interest of approximately 5 kilometres surrounding the CMB Uranium Property, it will offer to have such rights transferred to the Corporation for the cost of acquisition.

Following its incorporation, the Corporation was initially owned as to 52% by Fronteer and as to 48% by ARI. ARI also was granted a 2% gross sales royalty on final product sales of uranium and a 2% net smelter royalty on sales of base and precious metals, in connection with the assets of the Alliance held by the Corporation.

Fronteer subsequently subscribed for an additional 4,444,440 Class B common shares of the Corporation on June 17, 2005 and August 17, 2005 for total proceeds of $4,999,995, thereby increasing its ownership percentage in the Corporation to 56.8%. These Class B common shares were converted into an aggregate of 1,111,110 Class A common shares (subsequently renamed as the Common Shares) effective January 31, 2006, and then split on a 3:1 basis effective February 15, 2006 and again on a 1.584000158:1 basis effective February 17, 2006.

The Corporation completed its initial public offering on March 22, 2006 pursuant to which it issued a further aggregate of 6,944,444 Common Shares at a price of $3.60 per share for aggregate gross proceeds of $24,999,998. Concurrently with the initial public offering, ARI also sold to the underwriters in a secondary offering an aggregate of 10,713,164 of its previously held Common Shares. A further 1,041,667 Common Shares were issued by the Corporation on April 5, 2006 at a price of $3.60 per share upon exercise of the over-allotment option granted by the Corporation to the underwriters in connection with the initial public offering. The Common Shares commenced trading on the Toronto Stock Exchange (the "TSX") on March 22, 2006 under the symbol AXU.

On October 4, 2006, the Corporation closed a bought deal short form prospectus offering (the "Short Form Offering"), pursuant to which the Corporation sold in aggregate 1,722,500 Common Shares in the capital of the Corporation at a price of $10.45 per Common Share, and 956,200 "flow-through" Common Shares at a price of $12.55 per "flow-through" Common Share for total gross proceeds to the Corporation of approximately $30 million. Concurrent with this financing, Fronteer purchased 956,938 Common Shares of the Corporation at a price of $10.45 per Common Share for aggregate additional gross proceeds to Aurora of approximately $10 million, on a private placement basis. Following the private placement and Short Form Offering, Fronteer's interest in the Corporation was 47.8%.

DESCRIPTION OF THE BUSINESS

The Corporation's principal asset is its interest in the CMB Uranium Property. See "Development of the Business — Three-Year History." The Corporations business is the exploration and development of this asset.

The Corporation is engaged in the business of acquiring and exploring for, with the intent of initially developing, mineral resource properties in Newfoundland and Labrador, Canada. The Corporation's 100% owned Canadian uranium portfolio (subject only to a 2% royalty interest) is underpinned by the Michelin Uranium Deposit which contains a Measured and Indicated Mineral Resource of 52,470,000 pounds U_3O_8 and an additional Inferred Mineral Resource of 33,050,000 pounds U_3O_8. The Corporation's portfolio also contains a recently discovered deposit called Jacques Lake with an indicated resource of 5,410,000 pounds U_3O_8 and an inferred resource of 4,980,000 pounds U_3O_8 and four other deposits (known as the Gear, Nash, Inda and Rainbow deposits) with historic resources totaling 3.7 million pounds U_3O_8. See "Mineral

Properties". The Corporation may expand its operations nationally and internationally if it is able to obtain additional properties of merit.

RISK FACTORS

An investment in securities of the Corporation involves a significant degree of risk and should be considered speculative due to the nature of the Corporation's business and the present stage of its development. In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully reviewed by prospective investors.

Exploration, Development and Operating Risks

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation's operations.

Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Reliability of Resource Estimates

There is no certainty that any of the Mineral Resources identified on any of the Corporation's properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation's results of operations and financial condition.

No History of Mineral Production

The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Corporation or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Reliance on Limited Number of Properties

The only property interest of the Corporation is currently the CMB Uranium Property. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the CMB Uranium Property could have a material adverse effect upon the Corporation and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation. See "General Development – Three Year History".

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Competition in the Uranium Industry

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent the Corporation from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Insurance and Uninsured Risks

The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

Land Title

Although the title to the properties in which the Corporation holds an interest was reviewed by or on behalf of the Corporation, and title opinions were obtained by the Corporation with regard to its properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the CMB Uranium Property may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation's operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Corporation holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

Permits

The Corporation cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Corporation's costs and delay its activities, and could adversely affect the operations of the Corporation.

Competition

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, uranium and/or precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Corporation could be materially adversely affected.

Hedging

The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protections from declines in mineral prices.

Additional Capital

The development and exploration of the CMB Uranium Property will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

Fluctuations in Metal Prices

There can be no assurance that uranium prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the CMB Uranium Property to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation's mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

In addition to adversely affecting any reserve estimates of the Corporation and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Corporation are incurred in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation's profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

Dividend Policy

No dividends on the Common Shares have been paid by the Corporation to date. The Corporation currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Corporation's board of directors after taking into account many factors, including the Corporation's operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Corporation to raise capital through future sales of Common Shares. The Corporation has previously issued Common Shares at an effective price per share which is lower than the current market price of the Common Shares. Accordingly, a significant number of shareholders of the Corporation have an investment profit in the Common Shares that they may seek to liquidate.

Key Executives

The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Corporations Act of Newfoundland and Labrador and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Passive Foreign Investment Company ("PFIC")

The Corporation has not determined whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code for the current tax year and any prior tax years. The Corporation may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. A U.S. Shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. A U.S. Shareholder should consult their own U.S. tax advisor with respect to an investment in the Corporation's shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. Shareholder's own facts and circumstances.

MINERAL PROPERTIES

The CMB Uranium Property is the only mineral property in which the Corporation currently holds an interest.

The CMB Uranium Property of Aurora Energy Resources Inc. is located near the northeast coast of Labrador in proximity to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies approximately 180 km to the south-southwest.

The property consists of 90,275 hectares comprising 3,611 mineral claims in 32 licenses and is 100% owned by the Corporation. Most of the claims are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands (EML) which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including seven significant uranium deposits/prospects (Michelin, Kitts, Rainbow, Otter Lake, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

As a follow-up to encouraging exploration results by predecessor companies during the period 2003-2005, a $14.5 million budget was proposed by the Corporation for 2006 to further evaluate key targets within the CMB Uranium Property. This proposal included 40,000 metres of diamond drilling at the Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Melody Hill, and Inda Lake Trend (Gear, Inda, Nash) target areas, a ground gravity survey at Melody Hill, and preliminary resource, metallurgical, environmental, and engineering studies.

An initial gravity survey was completed on the ice of Melody Lake during April 2006 and on land in August/September 2006 with the goal of identifying possible sources for the uraniferous boulder train. The survey was successful in identifying a series of discrete gravity anomalies coincident with lake bottom sediment uranium anomalies beneath Melody Lake and nearby Jamson Lake.

Diamond drilling commenced on May 9th, 2006 and was completed on November 7th, 2006. A total of 120 drill holes totaling 46,077.74 metres were completed on the Michelin Main, Jacques Lake, White Bear, Rainbow, Gear, Inda, and Nash targets. Results have been very positive with the best results being intersected within the inferred resource block at the Michelin Uranium Deposit, and a new deposit emerging at the Jacques Lake target area with comparable grades and widths of uranium mineralization to that of Michelin.

Ongoing metallurgical testing of ore from Michelin, Jacques Lake, and White Bear targets is being carried out at SGS Laboratories in Lakefield, Ontario. Testing to date has shown uranium recoveries at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional tests being carried out at SGS include process mineralogy, communition, physical concentration, and acid leaching.

An updated National Instrument 43-101 compliant resource estimate for the Michelin Deposit was completed over the month of January, 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The resource modeling was carried out with both an Open Pit and Underground component. The breakdown of the resource categories is detailed in the table below. The resource estimates were calculated by Gary Giroux, P. Eng., an independent Qualified Person for purposes of National Instrument 43-101 and the details are contained in the Technical report incorporated by reference herein[1].

CMB Resource Summary

	Measured			Indicated			Inferred		
Deposit	**Tonnes**	**% U3O8**	**lbs U3O8**	**Tonnes**	**% U3O8**	**lbs U3O8**	**Tonnes**	**% U3O8**	**Lbs U3O8**
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000

***** Open pit resource reported at 0.03% U_3O_8 cut-off***

***** Underground resource reported at a 0.05% U308 cut-off***

Based on the encouraging results to date, a further $21,250,000 budget is proposed for a two-phase program of work in 2007. The 2007 Phase I Work Program is currently being carried out in Q1-2007 and includes: the development of the previously above mentioned 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target; the ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario; and the completion of a preliminary economic study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining, milling and infrastructure. The budget for the Proposed 2007 Phase I Work Program is $500,000.

Assuming ongoing positive results from the preliminary economic scoping study completed during the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program is also recommended for Q2/3/4-2007. This would include: a 75,000 metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend to define and expand the known resource at Michelin and Jacques Lake and develop new resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007). The budget for the Proposed 2007 Phase II Work Program is $20,750,000.

Further details regarding the CMB Uranium Property are available in the amended technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007" dated February 19, 2007, and prepared by Dr. D.H.C. Wilton and Gary Giroux P.Eng, available on SEDAR at www.sedar.com which is incorporated herein by reference.

[1] Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

See also the press releases of the Corporation dated April 26, 2006, May 9, 2006, May 24, 2006, July 12, 2006, August 1, 2006, August 3, 2006, August 16, 2006, August 23, 2006, September 6, 2006, October 10, 2006, November 2, 2006, November 16, 2006, December 5, 2006, December 7, 2006 (two), January 10, 2007, January 11, 2007, January 16, 2007 and February 13, 2007, all available on SEDAR at www.sedar.com and incorporated herein by reference.

DIVIDENDS

There are no restrictions that could prevent the Corporation from paying dividends. However, the Corporation has not paid any dividends on its Common Shares since incorporation. At present, all available funds are invested to finance the growth of the Corporation. Any decision to pay dividends on the Common Shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares. There are 65,809,739 Common Shares issued and outstanding as of March 16, 2007. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a *pro rata* basis such dividends on the Common Shares, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefore, and, upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a *pro rata* basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a *pro rata* basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSX under the symbol "AXU".

The Common Shares traded as follows on the TSX during the year ended December 31, 2006:

Month	Volume	High ($)	Low ($)
December 2006	2,610,254	14.90	13.05
November 2006	7,008,247	14.69	11.60
October 2006	3,439,476	12.50	9.00
September 2006	8,468,065	11.35	8.10
August 2006	8,483,840	10.25	5.25
July 2006	2,570,718	5.75	3.97
June 2006	1,504,186	4.34	3.55
May 2006	3,801,227	5.74	3.71
April 2006	3,601,624	4.90	4.15
March 22–31, 2006(1)	5,442,774	4.35	3.60

(1) The Common Shares commenced listing on the TSX on March 22, 2006

PRIOR SALES

The Corporation issued the following non-trading securities (stock options and warrants) during the financial year ended December 31, 2006:

Date of Issue	Number of Securities Issued	Exercise Price	Expiry Date
February 14, 2006 (options)	3,502,500	$3.60	February 14, 2011
April 1, 2006 (options)	105,000	$3.85	April 1, 2011
March 22, 2006 (warrants)	208,332	$3.60	March 22, 2007
April 5, 2006 (warrants)	31,250	$3.60	April 5, 2007
May 5, 2006 (options)	50,000	$4.59	May 5, 2011
June 26, 2006 (options)	35,000	$4.00	June 26, 2011
August 1, 2006 (options)	100,000	$5.08	August 1, 2011
August 16, 2006 (options)	75,000	$6.15	August 16, 2011
August 25, 2006 (options)	250,000	$7.58	August 25, 2011
October 2, 2006 (options)	435,000	$9.16	October 2, 2011
November 2, 2006 (options)	50,000	$12.00	November 2, 2011
November 20, 2006(options)	250,000	$13.24	November 20, 2011
December 4, 2006 (options)	100,000	$14.04	December 4, 2011

DIRECTORS AND OFFICERS

Name, Address, Position, Occupation and Security Holding

The name, province or state, and country of residence, position or office held with the Corporation and principal occupation for the immediately preceding five years of each of the directors and executive officers of the Corporation are as follows:

Name and Residence	Position with Corporation	Principal Occupation for Five Preceding years	Director Since
Oliver Lennox-King, Ontario, Canada(2)	Chairman	Chairman of Fronteer (2003 to present), mineral exploration company. Chairman and director, Southern Cross Resources Inc. (1997 to 2003), mineral exploration company.	January, 2006
Mark O'Dea (3) British Columbia, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Fronteer (2001 to present), mineral exploration company.	June 2005
Eric Cunningham Toronto, Ontario(1)(2)(3)	Director	Mining industry consultant (2001 to present)	January, 2006
Angus Bruneau, (1)(3) Newfoundland and Labrador, Canada	Director	Chairman of Fortis Inc. (1988 to 2006), electrical utility. Director of Petro Canada Inc. (1996 to present), diversified oil and gas company. Director of SNC Lavalin (1991 – 2006), engineering company. Director of Inco Ltd. (1997 to 2006), mining company. Director of Canada Life Assurance Co. (1996 – 2003), financial institution.	August 2006
Mark Dobbin, (1)(2) Newfoundland and Labrador, Canada	Director	Chairman of CHC Helicopters Corp. (2006 to present), helicopter services company. President, Killick Capital Inc. (2004 to present), private investment company. Chief executive officer and lead director, Vector Aerospace Corp. (1998 to 2003), aviation repair company	November 2006

Ian Cunningham-Dunlop British Columbia, Canada	Vice-President, Exploration	Exploration Manager of Fronteer (2004 to present), mineral exploration company. Manager (McFinley Project) of Rubicon Minerals Corporation (2003 to 2004), mineral exploration company. Senior Geologist/Regional Manager, Barrick Gold Corporation (2001 to 2003), mineral exploration company. Senior Geologist/Regional Manager, Homestake Canada Inc. (1997 to 2001), mineral exploration company.	N/A
Sean Tetzlaff British Columbia, Canada	Chief Financial, Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of Fronteer (2005 to present), mineral exploration company. Manager, KPMG LLP (2000 to 2004), chartered accountancy firm.	N/A
Christopher Lee, British Columbia, Canada	Chief Geoscientist	Principal Geologist with SRK Consulting (2000 to 2006).	N/A
Rick Valenta, British Columbia, Canada	Chief Geoscientist	Chief Operating Officer and Vice President Exploration of Fronteer (2003 to present). Chief Geologist, Regional Manager for Central America, MIM Exploration (1995 to 2003).	
Jim Lincoln, Montana, USA	Vice President, Operations	Vice President, Operations of Fronteer Development Group Inc. (2006 to present), mineral exploration company. Vice President, Corporate Development of Jinshan Gold Mines Inc. (2005 to 2006), mining company. Principal of Lincoln Associates Inc. (2004 to 2005), international mineral resource consulting company. Senior Vice President and Chief Operating Officer of North Star Exploration Inc. (2002 to 2004), mineral exploration company.	N/A

Don Falconer, Ontario, Canada	Vice President, Corporate Development	Vice President, Marketing and Investor Relations SXR Uranium One (2005 to 2006), mining company. Director, VP Corporate Development and Corporate Secretary of Southern Cross Resources (1997 to 2005), mineral exploration company	N/A

Notes

(1) Member of the audit committee.

(2) Member of the governance, nominating and compensation committee.

(3) Member of the environment, health and safety committee.

The term of office of each of the Corporation's directors expires at the Corporation's next annual general meeting at which directors are elected for the upcoming year.

Aggregate Ownership of Securities

As at December 31, 2006, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 122,800 Common Shares constituting approximately 0.19% of issued and outstanding Common Shares as of such date.

Cease Trade Orders, Bankruptcies, Penalties Or Sanctions

Other than as described below, to the knowledge of the Corporation, none of the Corporation's directors or executive officers or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date of this AIF, or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver,

receiver manager or trustee appointed to hold the assets of the director, officer or shareholder; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. (TSXV: UCB). He resigned as a director of Unisphere Waste Conversion Ltd. on February 9, 2005, immediately before a subsidiary of this company filed a Notice of Intention to make a proposal to its creditors under the *Bankruptcy and Insolvency Act* (Canada).

In 2002, Jim Lincoln was employed by North Star Exploration, Inc. ("North Star") as Senior Vice President and Chief Operating Officer. North Star was a wholly-owned subsidiary of EMEX Corporation ("EMEX"), a NASDAQ listed company. EMEX was controlled by a New York Banking Family Trust (Trust). Over a six year period from late 1996 through late 2002, EMEX invested approximately US $30 million in North Star and another EMEX subsidiary. The funds were supplied by the Trust in the form of secured loans to EMEX. In late 2002, the Trustees of the Trust decided that the investment was not going to be paid back in any reasonable time. The Trust chose to end its business endeavors by declaring Chapter 11 bankruptcy under the US bankruptcy laws. In December, 2002, EMEX Corporation filed for Chapter 11 bankruptcy in the Bankruptcy Court of Denver, Colorado. The bankruptcy proceedings were completed in the Denver Bankruptcy Court in late 2003. In November, 2002, upon learning of the intent of the parent company to file for bankruptcy, Mr. Lincoln resigned as an officer and board member from North Star Exploration Inc.

The above information as to ownership of securities of the Corporation, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest has been provided by each insider of the Corporation individually in respect of himself or herself.

CONFLICTS OF INTEREST

Except as disclosed herein, to the knowledge of management of the Corporation, there are no existing or potential material conflicts of interest between the Corporation or any director or officer of the Corporation. Directors and officers of the Corporation may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation or any of its subsidiaries may participate, the directors of the Corporation may have a conflict of interest in negotiating and conducting terms in respect of such participation. In the event that such conflict of interest arises at a meeting of the Corporation's board of directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms. See "Risk Factors".

PROMOTERS

Each of Fronteer and ARI may be considered to be a promoter of the Corporation within the meaning of relevant Canadian securities legislation. As of the date hereof, (i) Fronteer beneficially owns or exercises control or direction over 30,947,336 Common Shares (representing 47.03 % of all issued and outstanding Common Shares as of the date hereof) which were acquired by Fronteer for an aggregate purchase price of $14,999,9995 together with Fronteer's interest in the CMB Uranium Property; and (ii) ARI beneficially owns or exercises control or direction over 6,539,911 Common Shares (representing 9.94% of all issued and outstanding Common Shares as of the date hereof) which were acquired by ARI in partial consideration of ARI's interest in the CMB Uranium Property (ARI was originally issued 22,809,602 Common Shares in partial consideration of its interest in the CMB Uranium Property, calculated after giving effect to the share splits which were effected on February 15 and February 17, 2006. In exchange for its interest in the CMB Uranium Property, ARI also reserved and retained a 2% gross sales royalty on final product sales of uranium and a 2% net smelter royalty on sales of base and precious metals removed or recovered from the CMB Uranium Property. See "General Development of the Business".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Neither presently nor at any time during its most recently completed financial year has the Corporation been a party to, or any of its property been the subject of, any material legal proceedings or regulatory action and the Corporation is not aware of any such proceedings or actions known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, principal holder of securities of the Corporation, or any associate or affiliate thereof has or has had any material interest, directly or indirectly, in any transaction involving the Corporation since its incorporation, that has materially affected or will materially affect the Corporation, other than (i) the sale to the Corporation of the CMB Uranium Property by Fronteer and ARI in exchange for 10,000,000 Class A Common Shares; (ii) the purchase by Fronteer of 4,444,440 Class B common shares for an aggregate purchase price of $4,999,995; and (iii) the purchase by Fronteer of 956,938 Common Shares of the Corporation for an aggregate purchase price of $10,000,000. See the "General Development of the Business". In addition during the year ended December 31, 2006, Fronteer charged the Corporation $1,162,245 (including applicable GST/HST) for the reimbursement of office costs and expenses, incurred by Fronteer on the Corporation's behalf.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Corporation is Pacific Corporate Trust Company at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation or in which the Corporation holds an interest, other than in the ordinary course of business, since the date of incorporation of the Corporation or to be entered into in connection with the Offering are as follows:

(i) the Underwriting Agreement dated March 8, 2006 between the Corporation , Sprott Securities Inc., GMP Securities LP, BMO Nesbitt Burns Inc. and Pacific International Securities Inc. in connection with the initial public offering of the Corporation;

(ii) the Underwriting Agreement dated September 12, 2006, between the Corporation and Sprott Securities Inc., GMP Securities LP, National Bank Financial Inc. and BMO Nesbitt Burns Inc. in connection with the Short Form Offering;

(iii) the Survival Agreement;

(iv) the Transfer Agreement between the Corporation and ARI dated January 20, 2006 regarding the transfer of legal title to the mineral licenses comprising the CMB Uranium Property; and

(v) the Royalty Agreement between the Corporation and ARI dated June 17, 2005 granting to ARI the 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals in respect of the CMB Uranium Property.

INTERESTS OF EXPERTS

Name of Experts

PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, provide auditors' reports with respect to the audited financial statements of the Corporation.

The individuals named below have each prepared technical reports for the Corporation with respect to the CMB Uranium Property:

(a) Dr. D.H.C. Wilton, co-author of the amended technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January 2007" dated February 19, 2007 and amended March 1, 2007;

(b) Gary Giroux P.Eng of Gary Giroux Consultants Inc. co-author of the technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January 2007" dated February 19, 2007 and the amended and restated report dated March 1, 2007;

(c) **Interests of Experts**

As of the date of this AIF, PricewaterhouseCoopers LLP have reported that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

None of the other experts named under "Name of Experts," when they prepared the statement or report, or at any time thereafter to the date hereof, had or received any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation (based on information provided to the Corporation by the experts).

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Corporation's audit committee has a charter (the "Audit Committee Charter") in the form attached to this AIF as Schedule "A."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Corporation's audit committee:

Mark Dobbin (Chairman)	Independent [1]	Financially literate [1]
Angus Bruneau	Independent [1]	Financially literate [1]
Eric Cunningham	Independent [1]	Financially literate [1]

(1) As defined by Multilateral Instrument 52-110.

Relevant Education and Experience

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Mark Dobbin

Mark Dobbin holds a Bachelor of Commerce degree from Memorial University of Newfoundland and a Masters in Business Administration from Dalhousie University. Mr. Dobbin currently serves as Chairman of Canadian Helicopters Corporation and is President of Killick Capital Inc., a private investment company. He became Chairman and CEO of Vector Aerospace Corporation ("Vector") in June 1998 upon the successful completion of its initial public offering of shares on the Toronto Stock Exchange. He held these positions until November 2003. Prior to the formation of Vector he was the Senior Vice President of CHC Helicopter Corporation having worked with it and its predecessor companies since 1981. Mr. Dobbin is a past director of Stratos Global Corporation where he chaired the Human Resources Committee and served on the Audit Committee. As a result of his past experience, Mr. Dobbin has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

Angus Bruneau

Dr. Angus Bruneau is a P.Eng and holds a BSc., D.Eng, and a PhD. Dr. Bruneau is a current director of Petro Canada Inc. where he serves on the Audit, Finance and Risk Committee and past Chairman of the board of directors of Fortis Inc. He has also served as a director of Inco Limited and SNC Lavalin Group Inc. He is an executive member of a number of not-for-profit organizations, including Sustainable Development Technology Canada, Canadian Institute for Child Health and the Canadian Foundation for Innovation. As a result of his past experience, Dr. Bruneau has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

Eric Cunningham

Mr. Cunningham has been engaged as an independent mining consultant since 2001, and is a former director of Viceroy Exploration Ltd. Mr. Cunningham was the joint owner of the Golden Kopje Mine in Zimbabwe (1997 to 2001) and managing director of Trillion Resources Inc. (1992 to 1997). Mr. Cunningham was also Manager of Mining and Projects at Fluor Daniel Right, a mining engineering firm

(1987 to 1992) and held various positions with Sherritt Gordan Mines (1973 to 1987). Mr. Cunningham holds a B.Sc. in Geology from Rhodes University in South Africa. As a result of his past experience, Mr. Cunningham has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

Audit Committee Oversight

At no time since the commencement of the year ended December 31, 2006, was a recommendation of the audit committee to nominate or compensate an Independent Registered Chartered Accountant not adopted by the board of directors of the Corporation.

Pre-Approval Policies and Procedure

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter attached as Schedule "A" hereto.

Independent Registered Chartered Accountants Services Fees (By Category)

The aggregate fees billed by the Corporation's Independent Registered Chartered Accountants in the years ended December 31, 2006 and 2005 are as follows:

	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total Fees
2006	$101,070	$Nil	$8,882	$Nil	$109,952
2005	$Nil	$Nil	$Nil	$Nil	$Nil

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements, reviews of the Corporation's interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements, including the Corporation's filing of its initial public offering prospectus in March 2006 and Short Form Offering in October 2006.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation's profile at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation's information circular for its most recent annual general meeting of security holders involving the election of directors. Additional financial information is provided in the Corporation's financial statements and management's discussion and analysis for the Corporation's most recently completed financial year.

SCHEDULE "A"

aurora

aurora energy resources Inc.

Charter of the Audit Committee of the Board of Directors

I PURPOSE

The Audit Committee (the "**Committee**") is a committee of and appointed by the Board of Directors (the "**Board**") of Aurora Energy Resources Inc. (the "**Corporation**") to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee's primary duties and responsibilities are to:

- conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;
- assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;
- ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;
- review the quarterly and annual financial statements and management's discussion and analysis of the Corporation's financial position and operating results and report thereon to the Board for approval of same;
- select and monitor the independence and performance of the Corporation's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;
- establish procedures for the receipt of complaints and submissions relating to accounting matters;
- except as set forth below, pre-approve all audit and non-audit services provided by the Corporation's external auditors; and
- provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct or authorize any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee to provide pertinent information as necessary. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for advisors employed by the Committee;

(c) communicate directly with the internal and external auditors.

III COMPOSITION AND MEETINGS

1. The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission ("**OSC**"), the Toronto Stock Exchange, the *Corporations Act* (Newfoundland) and all applicable securities regulatory authorities.

2. The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3. Each member of the Committee shall be "independent" and "financially literate", for the purposes of Multilateral Instrument 52-110 ("**MI 52-110**"), as it may be amended from time to time. MI 52-110 currently provides that a member is independent if the member has no direct or independent material relationship with the Corporation. A "material" relationship is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's judgement. There are certain relationships that are, however, deemed to be "material" under MI 52-110. In assessing a proposed nominee to the Committee, the Board shall refer to MI 52-110 and any other requirements or guidelines under applicable securities laws and any stock exchanges on which the Corporation's securities are listed.

4. The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7. The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference

telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8. Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9. The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10. The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11. Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

IV RESPONSIBILITIES

A Financial Accounting and Reporting Process and Internal Controls

1. The Committee shall review the annual audited financial statements and interim financial statements of the Corporation to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles ("**Canadian GAAP**") and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements of the Corporation. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting policies, principles, practices, estimates, reserves and judgments of management with management and the external auditors, as and when the Committee deems it appropriate to do so, and shall satisfy itself that the annual audited financial statements are accurate, complete and represent fairly the Corporation's financial position and performance and that the audit function has been effectively carried out. If desirable, the Committee may engage the Corporation's external auditors to carry out a review of the interim financial statements.

2. The Committee shall review management's discussion and analysis relating to the Corporation's annual and interim financial statements ("**MD&A**") MD&A and any other public disclosure documents, including annual and interim earnings press releases, required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information or files this information with securities regulatory authorities.

3. The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's annual and interim financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of these procedures.

4. The Committee shall review the annual budget.

5. The Committee shall review any internal control reports prepared by management and the evaluation of such reports by the external auditors, together with management's response.

6. The Committee shall evaluate whether management is setting the appropriate "control culture" by communicating the importance of internal control and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities.

7. The Committee shall consider how management is held to account for security of computer systems and applications, and the contingency plans for processing financial information in the event of a systems breakdown.

8. The Committee shall review, in consultation with the external auditors, the integrity of the Corporation's financial reporting processes, both internal and external.

9. The Committee shall consider the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

10. The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

11. The Committee shall consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the external auditor and ensure that the management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

12. The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject and assess the steps management has taken to minimize such risks, including by obtaining the external auditors' opinion of how effectively such risks are being managed or controlled.

13. The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

14. The Committee shall provide oversight to related party transactions entered into by the Corporation.

15. The Committee shall review policies and procedures with respect to officers' expense accounts and management perquisites and benefits, including their expenditures related to

executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on terms of reference agreed upon by the external auditor and the Committee.

B Independent Auditors

1. The Committee shall recommend to the Board the external auditors to be nominated, for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, and the compensation of the external auditors.

2. The Committee shall instruct the external auditors to report directly to the Committee and ensure that significant findings and recommendations made by the external auditors are received and discussed by the Committee on a timely basis.

3. The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting, and shall review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant.

4. The Committee shall periodically consult the external auditors out of the presence of management about any matters that the Committee or the external auditors believes should be discussed privately, including, without limitation, significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

5. Except as otherwise indicated in this Charter, the Committee shall pre-approve all audit and non-audit services not prohibited by Canadian securities laws and regulations to be provided by the external auditors and delegate, if desirable, to one or more of its members the authority to pre-approve any such audit or permitted non-audit services, provided that any such pre-approval is presented to the Committee at its next scheduled meeting following the pre-approval.

6. The Committee shall monitor and assess the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors and discussing and resolving any material differences of opinion between management and the external auditors.

7. The Committee shall monitor, review, confirm and discuss with the external auditors, on an annual basis, all significant relationships the external auditors have with the Corporation and the range of services provided to determine the independence and objectivity of the external auditors.

8. Prior to the audit, the Committee shall review the external auditors' audit plan, including the scope, procedures, timing and staffing of the audit, and the Committee may authorize the external auditors to perform supplemental reviews or audits as the Committee may deem desirable.

9. The Committee shall review with the external auditors the results of the annual audit and, if applicable, the results of the quarterly review, including matters related to the conduct of the audit and the review, as the case may be.

10. The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within Canadian GAAP that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Corporation and the external auditors.

11. The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

12. The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

C Process Improvement

1. The Committee shall establish regular and separate systems of reporting to the Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

2. Following completion of the annual audit and quarterly reviews (if applicable), the Committee shall review separately with each of management and the external auditors any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditors received during the course of the audit and reviews.

3. The Committee shall review and resolve any significant disagreements among management and the external auditors in connection with the preparation of the financial statements and, where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

4. The Committee shall review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

D Ethical and Legal Compliance

1. The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

2. The Committee shall review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up of any non-compliance.

3. The Committee shall review management's monitoring of the Corporation's system that is in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

4. The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

5. The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Corporation's compliance with financial related laws and regulations such as tax and financial reporting laws and regulations, legal withholding requirements, occupational health and safety laws and personal information and protection of privacy laws.

6. The Committee shall be satisfied that all regulatory compliance matters have been considered in the preparation of financial statements.

7. The Committee shall review the findings of any examination by regulatory agencies.

E Other Responsibilities

While the Committee has the responsibilities and duties set out in this Charter, it is not the duty of the Committee to plan or conduct audits, to prepare or audit financial statements or to design or implement an effective system of internal controls. Such matters are the responsibility of management and the internal and external auditors of the Corporation, as the case may be.
In addition to the responsibilities and duties of the Committee set out in this Charter, the Committee shall perform any other activities consistent with this Charter and all applicable legal, regulatory and listing requirements (including those of the applicable securities regulatory authorities and the stock exchanges on which the Corporation's securities are listed), as the Committee or the Board deems necessary or appropriate.

aurora
aurora energy resources inc.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1. The Corporation shall inform employees on the Corporation's intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the individual (the "**Complaints Officer**") designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2. The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employee(s) making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3. The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4. Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5. The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

aurora

aurora energy resources inc.

AURORA ENERGY RESOURCES INC.

Procedures for Approval of Non-Audit Services

1. The Corporation's external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

   (a) bookkeeping or other services related to the Corporation's accounting records or financial statements;

   (b) financial information systems design and implementation;

   (c) appraisal or valuation services, fairness opinion or contributions-in-kind reports;

   (d) actuarial services;

   (e) internal audit outsourcing services;

   (f) management functions;

   (g) human resources;

   (h) broker or dealer, investment advisor or investment banking services;

   (i) legal services;

   (j) expert services unrelated to the audit; and

   (k) any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

2. In the event that the Corporation wishes to retain the services of the Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services in accordance. All other non-audit services shall be approved or disapproved by the Committee as a whole as set forth herein.

3. The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

This Audit Committee Charter was adopted by the Board on the 7th day of February, 2006.

By order of the Board of Directors

AURORA ENERGY RESOURCES INC.

Signed /s/ Oliver Lennox-King

Chairman

aurora
aurora energy resources inc.

(AN EXPLORATION STAGE CORPORATION)

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Aurora Energy Resources Inc. (the "Corporation") for the year ended December 31, 2006, and the related notes thereto. The Corporation's reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Corporation reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is dated as of March 16, 2007.

OVERVIEW

The Corporation was incorporated on June 8, 2005, to hold the uranium exploration assets located in the central mineral belt ("CMB") of Newfoundland and Labrador, Canada, of Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius"). Fronteer and Altius acquired the properties by way of staking in 2003 and operated the properties as a 50/50 strategic alliance venture until the transfer of the properties to the Corporation in June 2005, wherein Fronteer increased its ownership to 56.8% after funding the 2005 drill program. The properties consist of a total of 223,074 acres in 32 licenses or groups of mineral claims.

On March 21, 2006, the Corporation completed an initial public offering (the "IPO"), issuing 6,944,444 common shares from treasury for gross proceeds of $24,999,998 and commenced trading on the Toronto Stock Exchange under the symbol "AXU". On April 5, 2006, the Underwriters of the Corporation's IPO exercised an Over-Allotment Option to purchase an additional 1,041,667 common shares of the Corporation for gross proceeds of $3,750,001, at which time Fronteer's ownership position decreased to 49.3%.

In October 2006, the Corporation closed a short-form prospectus offering and concurrent private placement, issuing 2,679,438 common shares at a price of $10.45 per common share, of which Fronteer acquired 956,938 common shares and 956,200 Flow-Through Shares at a price of $12.55 Flow-Through Share, raising gross proceeds of approximately $40,000,000. Proceeds of the financings will be used for exploration of the Corporation's CMB Uranium Property, possible acquisition of additional properties and general corporate purposes.

In November 2006, the Corporation completed its 2006 exploration program in Labrador. On February 13, 2007, the Corporation announced an updated global uranium resource estimate. The Corporation's total global uranium resource increased from 36 million pounds in January 2005 attributed to the Michelin deposit, to 96 million pounds attributed to the Michelin and newly discovered Jacques Lake deposits. See detailed table in Exploration Projects section.

For fiscal 2007, the Corporation has planned a comprehensive exploration program, which will include at least 75,000 metres of drilling with an estimated budgeted expenditure of approximately $21,000,000. In addition, the Corporation has allocated $5,000,000 for baseline environmental and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008.

The following discussion contains forward-looking statements that involve risks and uncertainties. Additional information about the Corporation, including a copy of the Corporation's recently filed short-form prospectus, can be obtained from SEDAR at www.sedar.com.

OVERALL PERFORMANCE

During 2006, the Corporation completed its IPO offering, commenced trading on the Toronto Stock Exchange under the symbol "AXU", and completed an additional short-form prospectus offering and concurrent private placement. As at December 31, 2006, the Corporation has cash and cash equivalents of $53,137,862.

Exploration expenditures for fiscal 2006 totalled $14,534,070 (net of non-cash stock-based compensation of $1,151,344, capitalized amortization of $52,444 and future income taxes of $650,446) compared to a budget of $14,500,000. Exploration expenditures for the seven month stub period ended December 31, 2005 totalled $4,633,853 (net of capitalized amortization of $3,963), reflecting work performed on the CMB property from June 2005 to December 2005.

Cash used in operating activities totalled $1,431,854 for 2006 as compared to $102,112 for 2005, while cash flows from financing activities totalled $68,427,530 for 2006 compared to $5,077,325 in 2005. In 2005, the Corporation was a subsidiary of a public company and incurred substantially all of its costs conducting exploration. For nine months of fiscal 2006, the Corporation was publicly traded and incurred operating costs relating to non direct exploration activities that were expensed.

The Corporation has an exploration budget for 2007 of approximately $21,000,000, a development budget for environmental baseline studies and engineering and metallurgical studies of $5,000,000 and a general and administrative cash operating budget of approximately $3,500,000.

SELECTED ANNUAL INFORMATION

The following financial data is derived from the Corporation's financial statements for the December 31, 2006 and 2005 fiscal years:

	2006	**2005**
Total revenues	Nil	Nil
Net loss for the period	$12,571,640	$18,607
Basic and diluted loss per share	$0.23	$0.00
Total assets	$76,419,309	$6,467,699
Long-term financial liabilities	Nil	Nil
Cash dividends declared	Nil	Nil

RESULTS OF OPERATIONS

The Corporation has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

Since the Corporation was incorporated on June 8, 2005 with its fiscal year end of December 31, it first fiscal year ended December 31, 2005 represents a stub period consisting of approximately 7 months, whereas its second fiscal year ended December 31, 2006 reflects a full year of operations including nine months as a public company.

December 31, 2006 vs. December 31, 2005

The Corporation's net loss for the year ended December 31, 2006 was $12,571,640 or $0.23 per share compared to a net loss of $18,607 or $nil per share for the period ended December 31, 2005. The increase in the Corporation's net loss is reflective of the fact that the Corporation is now a public company with the associated administrative costs. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

The net loss for the year ended December 31, 2006 and the period ended December 31, 2005, consists primarily of stock-based compensation expense, investor relations, promotion and advertising costs, wages and benefits expense, and office and general expenses, offset by interest income.

Stock-based compensation expense for the year ended December 31, 2006 totalled $11,515,664 and $nil for the period ended December 31, 2005. No stock-based compensation expense was incurred in the period ended December 31, 2005 as no options were granted until March 2006. The Corporation issued 4,952,500 stock options to directors, employees and consultants during 2006. The Corporation expenses the value attributed to the options using the Black Scholes model, over the option vesting terms which range from immediate vesting for directors to vesting over 24 months. Stock option expense relating to those employees working on the Corporation's exploration properties has been added to the properties in the same manner in which exploration wages have been added to the properties. This amount totalled $1,151,344 for the year ended December 31, 2006.

Wages and benefits costs expensed totalled $949,666 for the year ended December 31, 2006 and $nil for the period ended December 31, 2005. No wage costs were expensed for the period ended December 31, 2005. All administration staff commenced employment on March 22, 2006 at salary amounts determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration projects can be identified. Included in wages and benefits costs expensed for 2006 is accrual for bonuses totalling $195,582.

Investor relations, promotion and advertising expense totalled $819,313 for the year ended December 31, 2006 and $30 for the period ended December 31, 2005. The majority of the investor relations fees were paid to investor relation consultants for assistance in establishing investor meetings. The majority of the promotion and advertising costs relate to trade shows and conferences, travel costs and payments made to a marketing consulting firm which assisted with the development of the Corporation's corporate branding, website design and marketing materials. In addition, investor and analyst tours were conducted at the Corporation's projects in August 2006.

Office and general expense totalled $285,180 for the year ended December 31, 2006 and $1,489 for the period ended December 31, 2005. Commencing in April 2006, Aurora entered into a Shared Service Agreement with Fronteer to share head office space and related administration costs.

Total assets at December 31, 2006 increased to $76,419,309 from $6,467,699 at December 31, 2005 primarily as a result of the completion of the March 2006 IPO and October 2006 financing and deferral of the Corporation's exploration expenditures during the year to date. In addition, proceeds of $3,926,195 were received for the exercise of stock options and warrants during 2006. Total cash flows from financing activities for the year ended December 31, 2006, which consisted primarily of the net proceeds from the March 2006 IPO and October 2006 financing, and the exercise of options and warrants, were $68,427,530 compared to $5,077,325 for the seven month period ending December 31, 2005.

EXPLORATION PROJECTS

2006 Summary

The Corporation incurred expenditures of $14,534,070 during the year ended December 31, 2006 on the development and exploration of its uranium assets (net of stock-based compensation of $1,151,344, capitalized amortization of $52,444 and future income taxes of $650,446) as compared to a budget of $14,500,000.

The 2006 drilling program, which commenced on May 9, 2006 and was completed on November 7, 2006, evaluated key targets within the CMB Uranium Property. The budget included 40,000 metres of diamond drilling at the Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Melody Hill and Inda Lake Trend target areas, a ground gravity survey at Melody Hill, and preliminary resource, metallurgical, environmental and engineering studies.

From May through November 2006, an extensive diamond drilling program was completed on the CMB Uranium Property to test the Michelin, Jacques Lake, White Bear, Rainbow, Gear, Inda and Nash properties. A total of 120 diamond drill holes totalling 46,077.74 metres were completed utilizing six helicopter-supported drill rigs over the course of the program. Drilling during 2006 was successful in expanding the Michelin deposit at depth, defining a resource at Jacques Lake and indicating the potential of other targets to host a definable resource. Actual metres drilled for 2006 exceeded budget due to the positive results at Jacques Lake, where 7,500 metres were originally budgeted and 14,475 metres were actually drilled.

The 2006 environmental baseline program was designed to develop an environmental baseline report sufficient to support a pre-feasibility study for a uranium mine development at Michelin and satellite exploration sites. To date, the program has included the installation of three weather stations (Michelin, Jacques Lake and Postville), to collect data on temperature, precipitation, wind direction and velocity. The environmental baseline program has also included a surface water quality sampling and hydrological program in the area of the Michelin and Jacques Lake watersheds, the collection of data on aquatic (fish) habitat, lake sediment samples, fish tissue and aquatic plant samples. Two years of data has now been collected for Michelin and one year for Jacques Lake.

Since 2006, SGS Lakefield Research Limited ("SGS") has tested samples prepared from drill core generated during the 2005 and 2006 exploration programs. The program design and direction was led by John R. Goode, P.Eng., Aurora's consulting metallurgist. Preliminary results suggest simple metallurgy and high uranium recoveries.

Approximately 40 acid leach tests have been performed to determine uranium recovery, acid consumption and optimum conditions for the acid leach circuit. Michelin samples return approximately 88% uranium recovery under mild leaching conditions and typically require an acid addition of about 30 kilograms per tonne. These results are similar to values obtained when the ore was investigated in the 1970s. Leach tests on Michelin samples show very little variation in uranium recovery or acid consumption with sample depth.

Analyses and acid-base accounting work on Michelin ore and waste shows that sulphide levels are low and excess carbonate is present and available. Leachate and other tests are continuing, but present indications are that Michelin ore and waste is non-acid generating.

Aurora and SGS are continuing with grinding, leaching, liquid-solid-separation, solvent extraction, ion exchange, neutralization and effluent treatment tests. This work should be completed during the first quarter of 2007.

Metallurgical tests are also being conducted on the Jacques Lake deposit and will be completed in 2007.

From August through October 2006, a preliminary exploration program was carried out over the Aurora River target area. This program consisted of field checks of historical mapping and trenching and geological mapping. The mapping program identified a number of areas of elevated radioactivity. A humus survey and limited track etch survey was subsequently carried out over the target area in order to identify additional areas of mineralization. This work identified a number of new targets that will be followed up through drilling in 2007.

The Corporation has made payments totalling $336,890 with respect to assessment work on the Corporation's mineral claims in Labrador. The amounts that are likely to be refunded have been classified as prepaid deposits on the balance sheet. The amounts will be refunded to the Corporation as the Corporation allocates expenditures from the 2006 exploration program to the claims for assessment purposes. To the extent the Corporation does not do work or does not anticipate doing work on the claims, the deposits will be forfeited in lieu of actual exploration.

During the first quarter of 2007, an updated National Instrument 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits was announced. The collective resource estimate yields a total of 95,910,000 pounds of uranium, increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

The resource modelling was carried out with both an open pit and underground component. A detailed breakdown of the resource estimate for both deposits is shown in the following table[1]:

1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	**3,410,000**	**0.07**	**5,340,000**	**25,060,000**	**0.10**	**52,540,000**	**17,880,000**	**0.10**	**38,030,000**

** Open pit resource reported at 0.03% U_3O_8 cut-off*
*** Underground resource reported at a 0.05% U_3O_8 cut-off*

Copies of the National Instrument 43-101 compliant technical report entitled "*The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada During The Period January 2006 To January 2007*" can be viewed on SEDAR at www.sedar.com.

2007 Program

For 2007, a $21,250,000 work program has been approved to continue the evaluation of the CMB Uranium Property located in northeastern central Labrador. The main focus of the 2007 exploration program will be to continue to convert inferred resources into indicated resources at the Michelin uranium deposit and to establish new resource bases at the Jacques Lake Deposit and other target areas. This work would go hand-in-hand with the ongoing resource, metallurgical, and environmental and engineering work.

The 2007 work program will consist of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacque's Lake and White Bear and the completion of a preliminary engineering study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure. In addition, the program will involve a significant component of field work including a minimum 75,000 metre diamond drill program at Michelin, Jacque's Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend. The approximate breakdown of the meterage will be as follows:

- Michelin Main 27,000 metres
- Jacques Lake 22,000 metres
- Aurora River 10,000 metres
- White Bear 4,000 metres
- Michelin East 4,000 metres
- Melody Hill 4,000 metres
- Inda Lake Trend 4,000 metres
- Total 75,000 metres

This work will involve a minimum of six and possibly as many as nine diamond drill rigs (six currently on-site) for a period of eight months and be based out of the Michelin Camp and a new Jacques Lake Camp to be constructed in June 2007. Based on the outcome of the engineering study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

Work will also comprise a geological mapping and geochemical sampling program throughout the CMB claim group, with particular focus on the Aurora River Trend, southwest of Jacques Lake, and will also include ongoing environmental baseline survey and monitoring.

In addition to drilling, the Corporation has allocated $5 million for baseline environmental and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008.

The Corporation has applied for drill permits to both the Nunatsiavut government and the province of Newfoundland and Labrador. Subject to permit approval and weather, Aurora anticipates beginning its 2007 drill program at Melody Lake and Jacques Lake by mid-March. In addition, the Corporation will be conducting a Titan Induced Polarization survey at Michelin to further delineate the deposit. Winter drilling permits for Michelin, which is located on Labrador Inuit Lands, are expected once the Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands have been finalized. To the best of its knowledge, the earliest Aurora anticipates the governments of Nunatsiavut and Newfoundland and Labrador to finalize these standards is March 31, 2007.

The Corporation continues to keep local communities that may be affected by the Corporation's activities informed about the project through regular meetings. The Corporation is committed to hiring local people to work on the project and to sourcing supplies from local communities and aboriginal suppliers whenever possible.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Corporation's quarterly financial statements for the past four quarters. The Corporation was incorporated on June 8, 2005 and therefore has limited operating history. The Corporation did not prepare quarterly financial statements prior to becoming a reporting issuer in March 2006.

	March 2006	**June 2006**	**September 2006**	**December 2006**
Net sales	Nil	Nil	Nil	Nil
Loss before discontinued operations	$3,204,172	$1,652,548	$2,228,791	$5,486,129
Basic and diluted loss per share before discontinued operations	$0.06	$0.03	$0.04	$0.10
Net loss for the period	$3,204,172	$1,652,548	$2,228,791	$5,486,129
Basic and diluted loss per share for the period	$0.06	$0.03	$0.04	$0.10

The significant increase in the net loss for the fourth quarter of 2006 was attributable to the stock-based compensation expense of $4,612,993 relating to the value attributed to stock options granted as compared to stock-based compensation of $1,793,398 in the third quarter. In addition, wages and benefits expense increased in the fourth quarter to $507,950 from $201,996 in the third quarter primarily due to the accrual of bonuses for fiscal 2006.

The significant increase in the net loss for the first quarter of 2006 was attributable to stock-based compensation expense of $4,729,292 relating to the value attributed to stock options granted in the quarter as compared to stock-based compensation of $379,981 in the second quarter.

In addition, the Corporation realized a future income tax recovery of $1,675,748 at March 31, 2006 on the recognition of previously unrecognized tax pools. This was partially offset by a future income tax expense of $915,328 in the second quarter on the reversal of tax assets that were no longer available to the Corporation due to a tax election made by Altius that was filed in the second quarter for the initial transfer of Altius' share of the exploration properties transferred to the Corporation. A recovery of $75,857 was recorded in the third quarter.

In 2005, the Corporation was a private company focused exclusively on the exploration of the uranium assets in Newfoundland and Labrador. As such, substantially all of the Corporation's expenses in 2005 were directly related to exploration and therefore deferred and capitalized to the balance sheet.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2006, the Corporation had cash and cash equivalents of $53,137,862 and working capital of $52,386,417 compared to cash and cash equivalents of $372,652 and working capital of $319,146 as at December 31, 2005. The increase in cash and working capital of $52,765,210 and $52,067,271, respectively, is primarily related to the receipt of the March 2006 IPO proceeds, the exercise of the IPO over-allotment option, the closing of the bought-deal short form prospectus and concurrent private placement for total gross proceeds of $40,000,000, proceeds from the exercise of stock options and proceeds from the exercise of warrants, offset by cash deferred development and exploration expenditures of $14,534,070 and cash operating costs of $1,431,854.

The Corporation has financed its operations from incorporation, to date, through the issuance of equity securities and has no sources of cash flow from operations other than interest income. The Corporation's current available cash resources are sufficient to fund its planned exploration program for 2007 and other anticipated corporate administrative costs over the next 12 months. The Corporation remains dependent on raising additional financing through the issuance of equity securities. The Corporation has no pre-arranged source of debt financing and no bank indebtedness.

The Corporation allocated $5,000,000 of its IPO financing for further property acquisitions. To date, the Corporation has acquired two additional claims in the CMB at a cost of $17,680. No other properties have been identified for acquisition.

The Corporation shares office premises and a number of employees in common with Fronteer. In March 2006, the Corporation signed a cost sharing agreement whereby Fronteer will charge the Corporation its share of the common office costs and common employee benefit costs to the Corporation. This arrangement is evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party. During 2006, the Corporation was invoiced a total of $1,162,245 by Fronteer for costs and related GST/HST relating to the 2006 CMB exploration program, fixed asset purchases, general and administration and costs of the IPO incurred on its behalf. At December 31, 2006, the Corporation owed Fronteer $88,154.

As at December 31, 2006, the Corporation is committed to incur prior to December 31, 2007, on a best efforts basis, approximately $8,344,722 in qualifying Canadian exploration expenditures pursuant to a financing from which flow-through proceeds had been received prior to December 31, 2006 and renounced to the investors as at that date.

As at December 31, 2006, the Corporation has 141,872 warrants and 3,877,835 stock options outstanding which, if exercised, would bring a further $22,123,229 to the Corporation's treasury.

The Corporation has the following contractual obligations as at December 31, 2006:

	Payments Due by Period				
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$209,400	$48,400	$126,000	$35,000	Nil

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Corporation's principal executive officer and principal financial officer. Based upon that evaluation, the Corporation's principal executive officer and principal financial officer have concluded, as of the end of the period covered by this report, that the design and operation of the Corporation's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Corporation's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation and its subsidiaries to disclose material information otherwise required to be set forth in the Corporation's periodic reports. The Corporation's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

During the year ended December 31, 2006, there were no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, in which a recognized and suitable framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management evaluated the design and operation of the Corporation's internal control over financial reporting as of December 31, 2006. As a result, management concluded that the Corporation's internal control over financial reporting was effective.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

FOURTH QUARTER

On October 5, 2006, the Corporation closed its bought-deal short form prospectus offering and concurrent private placement offering pursuant to which the Corporation sold in aggregate 2,679,438 common shares in the capital of the Corporation at a price of $10.45 per Common Share and 956,200 Flow-Through Shares at a price of $12.55 per Flow-Through Share for total gross proceeds to the Corporation of approximately $40 million.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2006, the Corporation was invoiced $1,162,245 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed assets, general administration and costs of the IPO incurred on its behalf. Offsetting the amount invoiced by Fronteer was $59,223 invoiced by Aurora to Fronteer relating to GST/HST paid on Fronteer's behalf. At December 31, 2006, the Corporation had a payable balance due to Fronteer of $88,154. Fronteer currently own 47.02% of the issued and outstanding common shares of the Corporation.

In addition, in October 2006, Fronteer subscribed for an additional 956,938 common shares of the Corporation, by way of a private placement, at a price of $10.45 per common share. The private placement was completed concurrent with the Corporation's short-form prospectus offering.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Corporation's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Corporation does not believe it has incurred any material environmental liabilities to date. The Corporation has the responsibility to perform reclamation upon completion of exploratory drilling. The costs to complete this reclamation, for activities conducted to date, are not significant and are therefore capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Corporation's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the limited historical life of the Company's options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies from those disclosed in the Corporation's December 31, 2005 financial statements and Management's Discussion and Analysis ("MD&A") as disclosed in the Corporation's prospectus dated March 8, 2006.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments

On January 27, 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3855 of the Handbook titled *Financial Instruments - Recognition and Measurement.* It expands Handbook Section 3860, *Financial Instruments - Disclosure and Presentation*, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified in various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium, or discounts and losses or impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Corporation intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Corporation's most significant financial instruments are cash, short-term deposits, accounts receivable and accounts payable. This new section requires little change in accounting for these financial instruments from current standards.

Hedge Accounting

Section 3865 provides alternative treatments to Handbook Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Corporation does not currently have any hedging relationships.

Comprehensive Income

New Handbook Section 1530, *Comprehensive Income*, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Corporation currently does not have any assets that would give rise to comprehensive income.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued new accounting guideline ACG-15, *Consolidation of Variable Interest Entities*, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. Further guidance was issued by the CICA in EIC 157 in October 2005, which deals with implied variable interests.

The Corporation currently does not have an interest in any companies which are considered variable interest entities.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments consist of cash, short-term deposits, amounts receivable and accounts payable. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation. The Corporation does not have any policies for controlling risks associated with its financial instruments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

RISKS AND UNCERTAINTIES

The principal activity of the Corporation is mineral exploration which is inherently risky. Exploration is also capital intensive and the Corporation currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore constitute one of the main assets of the Corporation. For a further discussion of the risks inherent in the Corporation, see below and also see "Risk Factors" as outlined in the Corporation's recently filed prospectus, available on SEDAR at www.sedar.com.

The Risk factors that could affect the Corporation's future results include, but are not limited to:

Exploration, Development and Operating Risks

The Corporation's operations involve exploration and development, and there is no guarantee that any activities of the Corporation will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits involves significant financial and other risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of uranium and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as the quantity and quality of the minerals, costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation's operations and/or its ability to receive an adequate return on its invested capital. There is no certainty that expenditures made by the Corporation will result in the discovery of commercial quantities of ore.

Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of uranium and other minerals, including environmental pollution, accidents or spills, industrial accidents, labour disputes, changes in the regulatory environment, natural phenomena, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays in or cessation of production, exploration or development, monetary losses, cost increases which could make the Corporation uncompetitive, and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, due to the radioactive nature of the materials handled in uranium mining, applicable regulatory requirements result in additional costs that must be incurred by the Corporation.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of uranium will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences, or in profitable commercial mining operations.

Reliability of Resource Estimates

There is no certainty that any of the Mineral Resources described herein and in the Technical Report will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity of Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of the Corporation's properties or any project undertaken by the Corporation. In addition, there can be no assurance that mineral or other metal recoveries in small-scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in the prices of uranium, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation's results of operations and financial condition.

Reliance on Limited Number of Properties

The only property interest of the Corporation is currently the CMB Uranium Property. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the CMB Uranium Property could have a material adverse effect upon the Corporation and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Competition in the Uranium Industry

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent the Corporation from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

No History of Mineral Production or Operations

The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at the CMB Uranium Property or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are being explored for, availability of additional capital and financing and the nature of any mineral deposits.

The Corporation does not have an extensive operating history and there can be no assurance of its ability to operate its projects profitably in the future.

Insurance and Uninsured Risks

The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, there are risks against which the Corporation cannot insure or against which it may elect not to insure. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the uranium mining industry. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause substantial delays and require the Corporation to incur significant costs that could have a material adverse effect upon its financial performance, results of operations, competitive position and potentially its financial viability.

Environmental Risks and Hazards

All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates or may operate in the future. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties in which the Corporation holds interests that are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Regulatory Environment

In the event that the Corporation wishes to commence production of uranium on any of its properties in the future, the Corporation must first obtain a license from the CNSC. There can be no assurance that any such license will be available to the Corporation or that, if available, it contains terms which are acceptable to the Corporation. In addition, in the event that the Corporation commences production of uranium, if will be governed primarily by applicable federal statutes and regulations as well as all laws of general application in the province where its operations are located (except to the extent that any such laws conflict with the terms and conditions of its CNSC license or applicable federal laws). Failure to comply with any of these applicable statutes and regulations, or with the terms of any CNSC license, may result in orders being issued against the Corporation which may cause its operations to cease or to be curtailed, or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. Any such orders may have a material adverse effect upon the Corporation. The Corporation may also be subject to prosecution if it fails to comply with such applicable statutes and regulations. See "Business of the Corporation – Regulatory Environment".

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, and government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

Land Title

Although the Corporation believes it has title to all of its properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the CMB Uranium Property may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation's operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the CMB Uranium Property. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

Permits

Although the Corporation either currently holds or has applied for all consents which it requires in order to carry out its current drilling program on the CMB Uranium Property, the Corporation cannot be certain that it will receive the necessary permits on acceptable terms, or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Corporation.

Government approvals, permits and approvals of aboriginal people are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals and permits are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Hedging

The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protection from declines in mineral prices.

Additional Capital

The development and exploration of the CMB Uranium Property will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production of the CMB Uranium Property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

Fluctuations in Uranium Prices

There can be no assurance that uranium prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the common shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium. The price of uranium fluctuates widely and are affected by numerous factors beyond the control of the Corporation, such as the sale or purchase of commodities by institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and other foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium-producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium could cause development of and commercial production from the CMB Uranium Property to be impracticable. Depending on the prices of uranium, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation's mining properties, if any, is dependent upon the price of uranium being adequate to make these properties economically viable.

In addition to adversely affecting the reserve estimates of the Corporation and its financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Uranium is generally sold in U.S. dollars and the costs of the Corporation are incurred principally in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation's profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation. Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulations and policies.

Amendments to current laws, regulations and permits governing the operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Dividend Policy

No dividends on the common shares have been paid by the Corporation to date and the Corporation has no earnings. The Corporation currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Corporation's board of directors after taking into account many factors, including the Corporation's operating results, financial condition and current and anticipated cash needs.

Key Executives

The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility of such directors and officers being in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the NCA and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Minimal Operating History

None of the Corporation's properties have advanced to the commercial production stage and the Corporation has no history of earnings or positive cash flow from operations. The cumulative loss since the Corporation's inception as at December 31, 2006 is $12,590,247. The Corporation does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Corporation has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders.

If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 65,809,739 (as of March 16, 2007) to 69,740,491. This represents an increase of 5.9% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Stock Options

Because the success of the Corporation is highly dependent upon its employees, the Corporation has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Corporation may be diluted. As at March 16, 2007, there are 3,833,835 share purchase options outstanding which, if exercised, would result in an additional 3,833,835 common shares being issued and outstanding.

Outstanding Share Data

The following table outlines the common shares outstanding subsequent to the year-end to March 16, 2007.

	Number of common shares
Balance, December 31, 2006	65,504,123
Shares issued on exercise of options	260,666
Shares issued on exercise of warrants	44,950
Balance, March 16, 2007	65,809,739

SUBSEQUENT EVENTS

On January 22, 2006, the Corporation signed a lease agreement for office space in St. John's, Newfoundland and Labrador for the amount of $47,600 per year from February 1, 2007 to January 31, 2010.

Subsequent to December 31, 2006, 305,616 warrants and options were exercised for proceeds of $1,101,884 to the Corporation. The Corporation also issued 235,000 stock options to employees and a consultant with exercise prices ranging from $13.58 to $16.27 per share.

OUTLOOK

Aurora has completed the fourth quarter of what can only be described as an outstanding year. From the completion of its IPO in March and its subsequent $40 million financing in October, to significant success through ongoing exploration of its CMB Uranium Property, and the announcement of the significantly increased resource estimate on February 13, 2007, the Corporation has established itself as having one of the most significant new uranium projects in North America. The Corporation believes that it is well on its way to becoming one of the world's future uranium production companies. Aurora will continue to work towards pre-feasibility as it progresses through the preliminary engineering study, and has plans in 2007 for one of the largest uranium exploration programs of any mining company in Canada; which will not only continue to focus on Michelin and Jacques Lake, but also test newly discovered targets within the CMB.

Aurora continues to be focused on community involvement and consultation and will strive to be a leader in employee health and safety and environmental protection. We look forward to continuing to work with members of the local communities.

As the world's demand for uranium as a source of energy continues to grow and the price of uranium increases, the Corporation is well positioned to benefit from continued successful exploration in 2007.

"Mark O'Dea"
Mark O'Dea
President and CEO

"Sean Tetzlaff"
Sean Tetzlaff
CFO, Corporate Secretary

March 16, 2007

Form 52-109F1 – Certification of Annual Filings

I, Sean Tetzlaff, Chief Financial Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 16, 2006

"*Sean Tetzlaff*"

Name: Sean Tetzlaff

Title: Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, Mark O'Dea, President and Chief Executive Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 16, 2006

"*Mark O'Dea*"

Name: Mark O'Dea
Title: President and Chief Executive Officer

RECEIVED

2008 APR 21 A 7:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Aurora Energy Resources Inc.

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end		(i) 65,504,123
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		(ii) $8.066
Market value of class or series	(i) X (ii) =	(A) $528,356,256.10
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) $0.00
(Repeat for each class or series of securities)		(D) $0.00

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$528,356,256.10

Participation Fee $20,500.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ______$$

Late Fee, if applicable
(As determined under section 2.5 of the Rule) $0.00

Financial Statements

AURORA ENERGY RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Year ended December 31, 2006
Period from incorporation on June 8, 2005 to December 31, 2005

(Expressed in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:

"Mark O'Dea"	*"Sean Tetzlaff"*
Mark O'Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors' Report

To the Shareholders of Aurora Energy Resources Inc.

We have audited the balance sheets of Aurora Energy Resources Inc. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the year ended December 31, 2006 and for the period from inception on June 8, 2005 to December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from inception on June 8, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
March 21, 2007

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Balance Sheets
(Expressed in Canadian dollars)
As at December 31,

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 53,137,862	$ 372,652
Short-term deposits	197,676	-
Accounts receivable and other (Note 3)	339,525	117,511
	53,675,063	490,163
Equipment (Note 4)	402,833	24,426
Exploration properties and deferred exploration expenditures (Note 5)	22,341,413	5,953,110
	$ 76,419,309	$ 6,467,699
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (Note 6)	$ -	$ 77,330
Accounts payable and accrued liabilities (Note 7)	1,200,492	93,687
Due to related party (Note 12)	88,154	-
	1,288,646	171,017
Future income taxes (Note 9)	559,911	-
Shareholders' Equity		
Share capital (Note 8)	76,640,085	6,315,289
Contributed surplus	10,350,914	-
Warrants	170,000	-
Accumulated deficit	(12,590,247)	(18,607)
	74,570,752	6,296,682
	$ 76,419,309	$ 6,467,699

Commitments (Note 10)
Subsequent events (Note 13)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

"Mark Dobbin"
Director

"Eric Cunningham"
Director

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Operations and Deficit
(Expressed in Canadian dollars)

	For the year ended December 31, 2006	From the period of incorporation, June 8, 2005, to December 31, 2005
Operating expenses:		
Stock-based compensation (Note 8(b))	$ 11,515,664	$ -
Wages and benefits	949,666	-
Investor relations, promotion and advertising	819,313	30
Office and general	285,180	1,489
Consulting	128,761	-
Accounting and audit	88,535	30,000
Rent	86,289	-
Legal	71,902	9,000
Listing and filing fees	52,129	-
Interest	-	6,934
Property investigation	494	-
Loss from operations	13,997,933	47,453
Other income:		
Interest income	1,009,599	28,846
	1,009,599	28,846
Loss before income taxes	12,988,334	18,607
Future income tax recovery (Note 9(a))	(416,694)	-
Net loss for the period	$ 12,571,640	$ 18,607
Deficit, beginning of period	$ (18,607)	$ -
Deficit, end of period	$ (12,590,247)	$ (18,607)
Basic and diluted loss per share	$ 0.23	$ -
Weighted average number of common shares used in the computation of basic and diluted loss per share	54,632,560	10,000,000

See accompanying notes to consolidated financial statements.

AURORA ENERGY RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Statements of Cash Flows

(Expressed in Canadian dollars)

	For the year ended December 31, 2006	From the period of incorporation, June 8, 2005 to December 31, 2005
Cash provided (used for):		
Operating activities:		
Loss for the period	$ (12,571,640)	$ (18,607)
Items not affecting cash:		
Future income taxes	(416,694)	-
Stock-based compensation	11,515,664	-
Changes in current assets and liabilities:		
Accounts receivable and other	(9,497)	(117,511)
Accounts payable and accrued liabilities	46,431	34,006
Net cash used in operating activities	(1,435,736)	(102,112)
Financing activities:		
Increase (decrease) in bank indebtedness	(77,330)	77,330
Amounts due to related parties	88,154	-
Issuance of common shares for cash	56,750,127	-
Issuance of flow-through shares for cash	12,000,310	4,999,995
Cash received on exercise of warrants	351,756	-
Cash received on exercise of options	3,574,439	-
Share issue costs	(4,171,588)	-
Net cash provided by financing activities	68,515,868	5,077,325
Investing activities:		
Accounts receivable and other	(212,701)	-
Accounts payable and accrued liabilities	1,060,375	59,681
Purchase of short-term deposits	(197,676)	-
Purchase of equipment	(430,850)	(28,390)
Interest in exploration properties and deferred exploration expenditures	(14,534,070)	(4,633,852)
Net cash used in investing activities	(14,314,922)	(4,602,561)
Net increase (decrease) in cash and cash equivalents	52,765,210	372,652
Cash and cash equivalents, beginning of period	372,652	-
Cash and cash equivalents, end of period	$ 53,137,862	$ 372,652
Non-cash investing and financing activities:		
Common stock issued for interest in exploration properties	$ -	$ 1,315,294
Depreciation capitalized to deferred exploration	$ 52,443	$ 3,963
Stock-based compensation expense capitalized to deferred exploration	$ 1,151,344	$ -
Recognition of future income tax liabilties to exploration properties and deferred exploration expenditures	$ 650,446	$ -
Value of warrants included in share issue costs	$ 286,774	$ -

See accompanying notes to consolidated financial statements.

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

The Corporation is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada. The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties, and their future profitable production or, alternatively, upon the Corporation's ability to dispose of its interest on an advantageous basis (see Note 5).

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Corporation are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant.

Fiscal year

Since the Corporation was incorporated on June 8, 2005 with its fiscal year end of December 31, its first fiscal year ended December 31, 2005 represents a stub period consisting of approximately seven months, whereas its second fiscal year ended December 31, 2006 reflects a full year of operations.

Cash

Cash is comprised of cash on hand held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Short-term deposits

Short-term deposits consist of cash invested in guaranteed investment certificates with maturities of up to one year at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at fair market value, which includes interest accrued on the investments.

Equipment and Amortization

Equipment is recorded at cost. The equipment noted below is amortized over its estimated useful life using the following rates and methods:

Building	4%	Declining balance
Computer equipment	30%	Declining balance
Computer software	100%	Straight-line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Vehicles	30%	Declining balance

Amortization on assets used in exploration is capitalized to deferred exploration expenditures.

Exploration Properties and Deferred Development and Exploration Expenditures

Acquisition, development and exploration expenditures on properties are deferred until such time as the properties are put into commercial production, sold or become impaired. General development and exploration expenditures are charged to operations in the period in which they are incurred. The Corporation recognizes the payment or receipt of payment required under option agreements when paid.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The amount shown for mineral property interests represents costs incurred and deferred to date net of write-downs and does not necessarily reflect present or future values.

Impairment of Long-Lived Assets

The Corporation reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Corporation's performance could have a material effect on the Corporation's financial position and results of operations.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Corporation capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Corporation either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Flow-through Financing

The Corporation has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders' equity reduced, on the date the Corporation renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Corporation may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on a renouncement of expenditures. The corresponding credit reduces income tax expense.

Stock-Based Compensation

The Corporation has an employee stock option plan. The Corporation recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is established at the date of grant using the Black-Scholes option pricing model and the compensation amount, equal to the options fair value, is recognized over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a two-year period.

The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration expenditures as the stock options vest, and a credit to contributed surplus in shareholders' equity. Stock option expense is added to the properties in a consistent manner in which exploration wages have been added to the properties. Any consideration paid on the exercise of stock options is credited directly to share capital.

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, assessments of the recoverability and fair value of mineral properties, and the determination of the provision for future removal and site restoration costs and assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Basic and diluted loss per share

Loss per share is presented for basic and diluted loss. Basic loss per share is computed by dividing net loss by the weighted average number of outstanding common shares for the year. The Corporation follows the "treasury stock" method in the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options be exercised and the proceeds used to repurchase common shares at the average market price for the period. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share. Basic and fully diluted share amounts for all periods reflect the effect of all stock splits.

3. ACCOUNTS RECEIVABLE AND OTHER

		December 31, 2006		December 31, 2005
Accounts receivable	$	235,558	$	59,188
Prepaid expenses and deposits		103,967		58,323
	$	339,525	$	117,511

(Expressed in Canadian dollars)

4. EQUIPMENT

	December 31, 2006			December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Field equipment	382,310	39,976	342,334	9,441	1,002	8,439
Computer equipment	25,035	3,755	21,280	-	-	-
Vehicles	31,024	9,338	21,686	17,919	2,852	15,067
Building	11,700	234	11,466	-	-	-
Computer software	4,990	2,495	2,495	-	-	-
Furniture and fixtures	4,181	609	3,572	1,030	110	920
	459,240	56,407	402,833	28,390	3,964	24,426

5. EXPLORATION PROPERTIES

Central Mineral Belt ("CMB"), Newfoundland and Labrador, Canada:

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius").

The following table categorizes costs incurred:

	December 31, 2006	December 31, 2005
Opening balance	$ 5,953,110	$ -
Drilling	5,394,062	1,142,542
Transportation and fuel	4,605,456	1,693,928
Wages, consulting and management fees	1,864,073	963,394
Stock-based compensation, including related future income taxes	1,801,790	-
Camp costs and field supplies	1,015,647	360,966
Engineering studies	706,840	-
Claim maintenance payments	392,593	-
Community relations and government	238,726	96,446
Geophysics	170,326	145,971
Other	73,669	17,256
Assaying and geochemical	48,493	55,842
Equipment rental	34,196	13,389
Surveying	24,752	7,950
Acquisition costs	17,680	1,315,294
Orthophotography	-	75,132
Accounting and legal	-	65,000
	$ 22,341,413	$ 5,953,110

(Expressed in Canadian dollars)

6. BANK INDEBTEDNESS

Bank indebtedness represented cheques issued in excess of funds on deposit. The amount was unsecured and did not bear interest.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		December 31, 2006		December 31, 2005
Accounts payable- trade	$	718,844	$	1,971
Accrued liabilities		481,648		91,716
	$	1,200,492	$	93,687

8. SHARE CAPITAL

The issued share capital of the Corporation is as follows:

	Common shares Amount	$	Class B shares Amount	$
Balance outstanding, June 8, 2005	-	-	-	-
Issued in exchange for exploration properties	10,000,000	1,315,294	-	-
Convertible Flow-Through Shares issued for cash	-	-	4,444,440	4,999,995
Balance, December 31, 2005	10,000,000	1,315,294	4,444,440	4,999,995
Conversion of Class B shares into common shares	1,111,110	4,999,995	(4,444,440)	(4,999,995)
Common shares split 3:1	22,222,220	-	-	-
Common shares split 1.584000158:1	19,466,670	-	-	-
Initial public offering	6,944,444	24,999,999	-	-
Over-allotment option exercised	1,041,667	3,750,001	-	-
Short form prospectus offering	1,722,500	18,000,125		
Flow-through shares	956,200	12,000,310		
Private placement	956,938	10,000,002		
Options exercised	984,664	5,890,351	-	-
Warrants exercised	97,710	468,712	-	-
Share issue costs	-	(4,458,545)	-	-
Recognition of future income tax benefit of share issue costs	-	1,471,320		
Renunciation of flow-through expenditures	-	(1,797,479)	-	-
Balance, December 31, 2006	65,504,123	76,640,085	-	-

(Expressed in Canadian dollars)

8. SHARE CAPITAL (continued)

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value. Effective January 31, 2006, the Class B shares were converted into 1,111,110 common shares at their carrying value. In addition, the Corporation filed articles of amendment dated February 15, 2006 to remove the Class B common shares and to split the common shares on a 3:1 basis. The Corporation filed subsequent articles of amendment on February 17, 2006 to further split the common shares on a 1.584000158:1 basis.

On March 22, 2006, the Corporation completed its initial public offering ("IPO") of 6,944,444 shares at a price of $3.60 per share, for gross proceeds of $24,999,999. The Corporation's common shares are listed on the Toronto Stock Exchange and trade under the symbol "AXU". The Corporation granted to the underwriters an option to purchase up to an additional 1,041,667 shares at a price of $3.60 per share to cover over-allotments and for market stabilization purposes. The over-allotment option was exercisable within 30 days after the closing of the IPO. On April 5, 2006, the underwriters exercised this option for gross proceeds to the Corporation of $3,750,001.

On October 5, 2006, the Corporation completed a short-form prospectus offering and concurrent private placement offering of 2,679,438 common shares at a price of $10.45 per common share and 956,200 Flow-Through Shares at a price of $12.55 per Flow-Through Share for gross proceeds of $40,000,437.

(a) Stock Option Plan:

The Corporation maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2005	-	-
Options granted	4,952,500	$ 5.16
Options exercised	(984,664)	$ 3.78
Options cancelled/forfeited	(90,001)	$ 3.99
Outstanding, December 31, 2006	3,877,835	$ 5.57

Options exercisable at December 31, 2006 are 2,146,167 (December 31, 2005 – nil).

(Expressed in Canadian dollars)

8. SHARE CAPITAL (continued)

At December 31, 2006, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

Range of prices	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$3.00 to $3.99	2,597,500	4.1 years	$ 3.61	1,229,167	$ 3.61
$4.00 to $4.99	23,335	4.5 years	$ 4.00	-	-
$5.00 to $5.99	100,000	4.6 years	$ 5.08	33,333	$ 5.08
$6.00 to $6.99	72,000	4.6 years	$ 6.15	22,000	$ 6.15
$7.00 to $7.99	250,000	4.6 years	$ 7.58	250,000	$ 7.58
$9.00 to $9.99	435,000	4.8 years	$ 9.16	311,667	$ 9.16
$12.00 to $12.99	50,000	4.8 years	$ 12.00	16,667	$ 12.00
$13.00 to $13.99	250,000	4.9 years	$ 13.24	250,000	$ 13.24
$14.00 to $14.99	100,000	4.9 years	$ 14.04	33,333	$ 14.04
	3,877,835	4.3 years	$ 5.55	2,146,167	$ 6.27

(b) Stock-Based Compensation:

For the year ended December 31, 2006, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees as described in Note 2. The fair value of options granted during the year ranged from $2.35 to $9.31. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	December 31, 2006	December 31, 2005
Risk free interest rate	4.1% to 4.5%	-
Expected life	4.2 to 4.5 years	-
Expected volatility	60.0% to 91.3%	-
Expected dividend yield	0.0%	-

(Expressed in Canadian dollars)

8. SHARE CAPITAL (continued)

(c) Warrants:

During 2006, a total of 239,582 warrants were issued to the Underwriters of the Company's IPO as partial consideration for their services. The total number of warrants issued was based on 3% of the total number of common shares issued under the Company's IPO and subsequent over-allotment option exercise.

As at December 31, 2006, the Corporation has outstanding 141,872 warrants entitling the holder to purchase one common share of the Corporation for each warrant held. A summary of changes in warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2005	-	-
Warrants granted	239,582	$ 3.60
Warrants exercised	(97,710)	$ 3.60
Warrants expired	-	-
Outstanding, December 31, 2006	141,872	$ 3.60

As at December 31, 2006, the Corporation has the following warrants outstanding:

Expiry date	Number of Warrants	Exercise Price
March 22, 2007	123,356	$ 3.60
April 5, 2007	18,516	$ 3.60
	141,872	$ 3.60

The weighted average grant date fair value of warrants issued during the year ended December 31, 2006 amounted to $1.20 per warrant (2005 – nil). The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	December 31, 2006	December 31, 2005
Risk-free interest rate	3.8%	-
Expected life	1.0 year	-
Expected volatility	82.0%	-
Expected dividend yield	0.0%	-

(Expressed in Canadian dollars)

8. SHARE CAPITAL (continued)

(d) Income tax effects:

In 2006, the Corporation renounced to an investor income tax deductions from Canadian exploration expenditures totalling $4,999,995. The related future income tax expense of $1,797,479 arising from the renouncement has been netted against share capital.

(e) Contributed surplus:

The contributed surplus balance is comprised of the cumulative unexercised value of stock options granted using the Black-Scholes option pricing model. Upon the exercise of stock options, the value originally ascribed to contributed surplus is credited to share capital.

Balance, December 31, 2005	$	-
Stock-based compensation		12,734,648
Exercise of stock options		(2,316,094)
Stock options cancelled/forfeited		(67,640)
Balance, December 31, 2006	$	10,350,914

9. INCOME TAXES

(a) Provision for income taxes:

The recovery of income taxes differs from the amount that would have resulted from applying Canadian federal and provincial statutory tax rates of 36.12% (2005 – 36.12%).

		December 31, 2006		December 31, 2005
Loss before taxes	$	(12,988,334)	$	(18,607)
Expected income tax recovery		(4,691,386)		6,721
Adjustments to benefit resulting from:				
Permanent differences and other, primarily relating to stock-based compensation		4,159,458		-
Resource allowance and other		115,076		-
Changes in enacted rates		1,363,425		-
Section 85 filing		14,421,000		-
Change in valuation allowance		(15,784,267)		(5,002)
Income tax recovery	$	(416,694)	$	-

(Expressed in Canadian dollars)

9. INCOME TAXES (continued)

(b) Future tax balances:

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

		December 31, 2006		December 31, 2005
Future income tax assets (liabilities):				
Equipment	$	18,614	$	1,432
Exploration projects		(1,866,291)		15,782,727
Non-capital losses		109,518		-
Other		1,178,248		108
Valuation allowance		-		(15,784,267)
	$	(559,911)	$	-

As at December 31, 2006, the Corporation has approximately $16,685,932 of Canadian exploration expenses and Canadian development expenses which, under certain circumstances, may be utilized to reduce taxable income in future years.

10. COMMITMENTS

(a) The Corporation has entered into leases for premises and office equipment. Total minimum lease commitments total approximately $209,400. Minimum rental commitments for successive years are approximately:

Year		Amount
2007	$	48,400
2008		42,000
2009		42,000
2010		42,000
2011		35,000
Subsequent to 2011		-
	$	209,400

(b) The Corporation has entered into a shared services agreement with a related party (see Note 12).

(c) As at December 31, 2006, the Corporation is committed to incur prior to December 31, 2007, on a best efforts basis, approximately $8,344,722 in qualifying Canadian exploration expenditures pursuant to a financing from which flow-through proceeds had been received prior to December 31, 2006 and renounced to the investors as at that date.

(Expressed in Canadian dollars)

11. FINANCIAL INSTRUMENTS

(a) Credit Risk:
Financial instruments that potentially subject the Corporation to a concentration of credit risk consist of cash and short-term deposits and accounts receivable. The Corporation deposits cash and short-term deposits with financial institutions it believes to be creditworthy. In some circumstances, cash balances at these financial institutions may exceed the federally guaranteed amount.

(b) Fair Values:
At December 31, 2006, the fair values of cash and short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

12. RELATED PARTY TRANSACTIONS

The Corporation and Fronteer share the same office and have employees and management in common. On March 31, 2006, the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer.

During the year ended December 31, 2006, the Corporation was invoiced $1,162,245 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, general administration and costs of the IPO incurred on its behalf. Offsetting the amount invoiced by Fronteer was $59,223 invoiced by the Corporation to Fronteer relating to GST/HST paid on Fronteer's behalf. At December 31, 2006, the Corporation had a payable balance due to Fronteer of $88,154.

On October 5, 2006, the Corporation closed a private placement offering whereby Fronteer purchased 956,938 common shares of the Corporation for total proceeds of $10,000,002. The private placement offering was completed concurrently with a short form prospectus offering completed by the Corporation (see Note 8).

13. SUBSEQUENT EVENTS:

(a) Subsequent to December 31, 2006, 235,000 stock options were granted to employees and a consultant of the Corporation with exercise prices ranging from $13.58 to $16.27 per share.

(b) Subsequent to December 31, 2006, 260,666 options were exercised at exercise prices ranging from $3.60 to $3.85 per share.

(c) Subsequent to December 31, 2006, 44,950 warrants were exercised at $3.60 per share.

(d) On January 22, 2007, the Corporation signed a lease agreement for office space in St. John's, Newfoundland and Labrador for an amount of $47,600 per year from February 1, 2007 to January 31, 2010.

RECEIVED

2008 APR 21 A 7:24

FICE OF INTERNATIONAL CORPORATE FINANCE

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007" which I have prepared, together with G.H. Giroux, for Aurora Energy Resources Inc. (the "**Corporation**").

I hereby consent to the public filing of the Technical Report with the Commissions.

DATED this 31 day of October, 2007.

Per: [signature]
Derek Wilton

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Reports

Reference is made to the technical report (the "**Technical Report**") entitled "The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007" dated February 19, 2007 as amended March 1, 2007, which the undersigned prepared, together with D. Wilton, for Aurora Energy Resources Inc. ("**Aurora**"). The undersigned hereby consents to the filing of the Technical Report with the Commissions and with the TSX, and to the written disclosure of the Technical Report and the inclusion of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Aurora dated March 16, 2007 (the "**AIF**").

The undersigned further confirms that the undersigned has read the AIF and that it fairly and accurately represents the information in the Technical Report for which the undersigned was responsible for preparing or supervising.

DATED this 16th day of March, 2007.

Per: *"Gary Giroux"*
Gary Giroux

END